5/11

04030367

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Metcash Trading Limited

*CURRENT ADDRESS: 4 Newington Road
Silverwater NSW 2128
Australia

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

FILE NO. 82- 34788 FISCAL YEAR 4-30-3

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5-24-04

Metcash Trading Limited

4-30-03
AR/S


IGA
DISTRIBUTION
ALM
AUSTRALIAN LIQUOR MARKETERS
Campbells
Wholesale Cash & Carry
Metcash
TRADING LIMITED AUSTRALASIA

Annual Report 2003

Metcash
TRADING LIMITED AUSTRALASIA

Our Mission Statement

To be the marketing and distribution leader in food and other fast-moving consumer goods

...pioning the customer

stakeholders are entitled to added value

...sibility and personal accountability

...ing our people and supporting our communities

...nothing without integrity

About Us

Metcash Trading Limited is a leading marketing and distribution company operating in the grocery and liquor wholesale distribution industries through its three business pillars:

- IGA Distribution (Independent Grocers of Australia)
- Australian Liquor Marketers
- Campbells Cash & Carry

The Year's Highlights

- Profit growth after tax of 41 per cent from $57.7 million to $81.3 million. EBITA up 30 per cent.
- Sales growth of 16 per cent to $6.7 billion.
- Earnings per share up 47 per cent to 13.1 cents.
- Full-year dividend of 8.6 cents per ordinary share, an increase of 72 per cent from 5 cents last year.
- Cash flow from trading operations of $148 million, up from $136 million last year.
- Strong marketing campaigns have cemented consumer recognition of all brands across the Metcash group.
- Consolidation of the company's role as "The Champion of the Independent Retailer".

Contents

Report From the Chairman and the Chief Executive Officer

Another year of strong growth for Metcash, profit after tax increased by 41 per cent

Strong growth in sales, higher net profits after tax and a healthy full-year dividend highlight Metcash Trading Limited's past 12 months of operation.

The results underline the long-term merit of the strategies and plans implemented after Metro Cash and Carry Limited acquired control of the business in 1998.

Results for the year to April 30, 2003, were above expectations for the three businesses of the company, producing sales growth of 16 per cent. Earnings before interest, taxes and amortisation (EBITA) were up 30 per cent, and after-tax profits rose 41 per cent to $81.3 million. Cash flow from trading was $148 million, and the full-year dividend increased 72 per cent to 8.6 cents per share from 5 cents per share for the previous year.

Earnings per share rose 47 per cent to 13.1 cents from 8.9 cents last year.

During the year, the business incurred a non-recurring cost of $3.8 million on an aborted joint venture in the Philippines. Without this cost, EBITA would have increased up 33 per cent on the previous year.

Geared for growth

Metcash's three business pillars – IGA Distribution, Australian Liquor Marketers and Campbells Cash & Carry – continued to expand, strengthen and evolve.

Increased consumer recognition of the IGA brand and effective marketing contributed to sales growth of 25.4 per cent in the division, while earnings before interest and tax (EBIT) increased 32.2 per cent. Same store growth for the year was 7.3 per cent.

The figures again demonstrate the value of IGA Distribution's focus on customer service and reinvesting back into the communities it serves.

During the year, 37 new IGA stores opened their doors and more than 91 major refurbishments were undertaken. This expansion, combined with customers attracted from opposition wholesalers, led to the market share of IGA Distribution's customers climbing to 16.1 per cent compared with 11.8 per cent three years ago. The group is confident of maintaining solid year-on-year sales growth.

IGA Distribution has more than 1100 franchised IGA retail supermarkets operating their businesses at higher standards and performance levels. They behave as a 'chain' of independent retailers but act locally to meet the needs of their customers.

IGA Distribution also serves more than 180 rapidly growing FoodWorks supermarkets, and in excess of 150 Australian United Retail outlets that have developed into a competitive national network over the past 12 months.

Strong manufacturer support for independent retailers, ongoing supply chain improvements and more investments in technology to reduce business costs will drive further margin enhancements in the year ahead.

The above initiatives and results over the past 12 months have entrenched IGA Distribution as one of the three major players in the grocery retail market in Australia.

The business forecasts sales growth into the future on the back of increased advertising, continual improvement in store standards, a competitive promotional offer, 20 new stores and more than 70 major refurbishments.

Sales at the 38 Campbells Cash & Carry branches and four convenience store distribution branches fell by 1.7 per cent during the year. However, this was a result of management's efforts to change the mix of the business to produce a stronger bottom line for the long term. As a result, tobacco and liquor sales fell 4.9 per cent and 8.2 per cent, respectively, but the core grocery categories were up 6.3 per cent on last year.

Earnings per share rose 47 per cent to 13.1 cents



Carlos S. dos Santos
Chairman



Andrew Reitzer
CEO

Strong results were achieved from the business's blueprint to gain a greater share of the $740 million confectionery and $2.1 billion petrol and convenience store market. About 75 per cent of the stores in this sector now buy from Campbells, whose share has grown by 30 per cent to 10 per cent.

Management's focus on reducing the cost of doing business, driving supply chain efficiencies with manufacturers and investing in single pick distribution technology saw the business's earnings before interest and tax grow 200 per cent to $10.5 million.

At Australian Liquor Marketers, powerful marketing has allowed the division to maintain its position as the leading broad range liquor wholesaler in Australia.

A push for a greater share of the on-premise market, selective acquisitions and manufacturers giving ALM a higher proportion of their product distribution, produced a strong sales result.

Sales growth of 10.2 per cent was above expectations in a market affected by flat trading and increased competition from the major food chains.

Strategies to lower the cost of doing business, contain shrinkage and extract supply chain efficiencies were 're-invested' in supporting ALM customers in an increasingly competitive market. This saw earnings before interest and tax rise 2 per cent on last year to $29.5 million.

Metcash has completed its turnaround plan and is a profitable group, with strong cash flows and an under geared balance sheet.

A robust outlook

Metcash has completed its turnaround plan and is a profitable group, with strong cash flows and an under-geared balance sheet.

Strategies are in place in all three businesses to further support our customers' businesses through creative branding, excellent promotions, category-range expansion, new stores and major store refurbishments.

Investments will continue in the year ahead to further enhance our state-of-the-art technology solutions across our national warehouses to streamline customer delivery and reduce the cost of doing business. This will allow better utilisation of the group's infrastructure and extract further supply chain efficiencies.

Combined with selective niche acquisitions and unchanged economic conditions, these initiatives should see sales growth of around 6-8 percent and profit growth of about 15 percent over the 2003 financial year.

In addition, management remains committed to adding a fourth business pillar to the group, which will enhance opportunities for growth but remain within the tight focus of wholesale distribution of food and liquor.

Metcash is confident of ongoing growth within its three pillars. And our objective – to be "The Champion of the Independent Retailer" – continues to act as rallying point for management and staff.

We thank our staff, suppliers and customers for their important role in the ongoing success of the company.



Carlos S. dos Santos
Chairman

Andrew Reitzer
CEO

22 July 2003

Full Year Earnings Per Share (cents)


13.10c
8.89c
3.93c
-2.61c
00
01
02
03

PBT and Goodwill Amortisation as a % of Sales


2.17%
1.87%
1.53%
1.19%
00
01
02
03

Cost of doing business as a % of Gross Profit


82.4%
80.5%
75.2%
71.0%
00
01
02
03

Metcash Trading Value Added Statement


Employees 55%
Government 13%
Lenders 2%
Shareholders 10%
Reinvested 20%

Revenue		7,130,985
Less Expenses		(6,698,527)
Value Added		432,458
Percentage of		
Employees	55%	239,681
Government	13%	56,788
Lenders	2%	7,503
Shareholders	10%	43,446
Reinvested	20%	85,039
	100%	432,458

Operating Cash Flow ($million)


148.0
136.0
58.70
3.40
00
01
02
03

IGA Distribution





It's your IGA
It's your

IGA Distribution continued to post strong sales growth in difficult markets over the past 12 months, reaffirming its status as Australia's most dynamic grocery business.

With 1,138 IGA stores nationally, brand awareness continued to increase courtesy of a strong marketing campaign, continual improvement in store standards and a competitive promotional offer.

A long-term management strategy to build income and improve efficiencies contributed to earnings before interest and tax of $112 million, up 32.2 per cent on last year.

Based on ACNielsen research, IGA Distribution's retailers have cemented their hold on the number three position in Australia's supermarket sector. National market share grew to 16.1 per cent, continuing strong year-on-year growth.

Sales for this division rose 25.4 per cent on the previous year. IGA's same-store growth was 7.3 per cent, with the balance coming from the addition of new stores to the network. The addition of about 30,000sq m of retail space for IGA retailers across Australia is expected to deliver ongoing sales and revenue windfalls.

Integration of former Franklins stores into the IGA fold through the Joint Independent Divestiture Alliance (JIDA) was bedded down. These new stores showed strong growth and benefited from IGA's proven management strategies.

Assimilation of 180 FoodWorks stores and 77 AUR stores into the IGA Distribution network added $320 million in annualised sales.

The first year of IGA Distribution's 10-year supply contract with the FoodWorks Supermarket Group – which was previously supplied by Australian Independent Wholesalers (AIW) – delivered benefits to the division.

The FoodWorks alliance allowed for the development of parallel brands between IGA and FoodWorks giving the group a significant competitive advantage in the market.

Reductions in the cost of doing business continued to be achieved across the division. Manufacturer support was excellent, reflecting higher volumes, recognition of the value of the brand, and the role Metcash and IGA Distribution play in the independent food retail market.

The warehouse system met global benchmarks and performance criteria to deliver 20,000 SKU's of dry, chilled and frozen groceries to about 4,500 independent retail grocery stores. Service levels to independent retailers averaged 97 per cent for the year, demonstrating the efficiency of its supply network.

The ongoing development of supply chain improvements through technology innovations and the move to mega-centre distribution warehouses will deliver further cost reductions. The rollout of technology solutions across the group's Distribution Centres will ensure operational best-practice standards.

Untapped development and expansion opportunities for independents ensures growth into the future. Retailer recognition of the viable future of independents in a competitive market is evident from the robust re-investment into the sector through store developments and refurbishments.

Amid the changes, one thing will remain a constant; IGA Distribution's philosophy of being "The Champion of the Independent Retailer" will remain at the heart of their success.

Imperial Tobacco

"The Metcash share of Imperial Tobacco's business has grown significantly over the last year. This has been driven by our continuing strong relationship with the Metcash management. Our outlook for business with Metcash remains very positive for the foreseeable future"

Peter Richards
Managing Director
Imperial Tobacco Australia

Operations Summary

Major activities

- IGA Distribution's role is to be 'The Champion of the Independent Retailer'
- Marketing and distribution specialists, supplying over 4,500 independent grocery outlets in NSW, Victoria, Queensland and South Australia
- Providing expertise, tailored to the Independent Retailer's requirements. From the full range of marketing, merchandising, buying and distribution services to the 1138 IGA stores to distribution for the 70 Franklins stores, the 180 Foodworks stores and over 500 AUR stores
- Operating eight major distribution centres, benchmarked to international standards, to deliver 20,000 SKU's of dry, chilled and frozen groceries to 4,500 independent retail grocery stores

Significant achievements

- An increase in the number of IGA Distribution customers to 1,138 nationally; 91 major store refurbishments undertaken.
- ACNielsen research shows IGA stores increased their share of Australian supermarket sales to 16.1 per cent.
- Sales across the division up 25.4 per cent, or $756.7 million, to $3.7 billion on last year, including same-store growth of 7.3 per cent at IGA stores.
- EBIT rose 32.2 per cent, or $27.3 million, to $112 million.
- Service levels to customers averaged 97 per cent for the year.
- Assimilation of 180 FoodWorks stores and 77 AUR outlets into the IGA Distribution network.
- Implementation of a parallel branding strategy between IGA and FoodWorks.

Future directions

- Further reductions in the 'cost of doing business', with ongoing supply chain improvements through technology initiatives and a move to mega-centre distribution warehouses.
- Continual improvement in store standards, more advertising and a competitive promotional offer will enhance consumer recognition of the IGA brand.
- Additional reinvestment into the independent retail sector through refurbishments, extensions and new store developments to increase the viability of independents in a competitive marketplace.



"To survive and prosper the Independent Retailer needed a dedicated champion with the will and means to succeed. This is precisely what Andrew and his Metcash team have set out to become. Through their work, and in particular the renewal of the IGA brand, they have made the Independent sector competitive again."

Mr Jean-Lin Toulemonde
Chairman, Unilever

"Over the past two years the relationship between Nestle and Metcash has continued to strengthen at all levels. Innovative initiatives have provided us with a greater understanding of the Metcash business. This in turn has given us a strong foundation from which to grow the business. We have also found ways to make our business together more efficient and we look forward to continued success with Metcash."

Philip Earl
General Manager Sales
Nestle Australia Ltd

Nestlé



"Coca-Cola Amatil (CCA) and Metcash, with support of National and State Retail Boards, and IGA Distribution Teams, have spent the last 3 years working together to build the non alcoholic beverage profitability for Metcash retailers.

Commitment to a joint business plan has resulted in a successful business relationship, delivering strong growth for both businesses. In addition, Metcash have taken significant steps over this period in providing retail customers improved service levels and efficiencies for Coca-Cola Amatil products, supported by a professional marketing and merchandising service.

Warwick White
Managing Director
CCA Australia.

Strength to strength



ALM achieved strong sales results for the year, lifting revenue to $2 billion, up 10.2% on last year. This was during a period where the liquor industry was faced with fierce competition and industry rationalisation. In addition, the chains continued to purchase independent outlets. The fact that ALM was able to grow sales in this environment says much for their service offer and staff. In particular, the strong performances of Queensland, Victoria and New Zealand are significant.

Profit grew 2% to $29.5m. The increase was less than the sales growth due to efforts to meet competition, investment in internal and external banners, and the cost of implementing new warehouse technologies.


Red Wine

ALM continued to extend its distribution network in line with its goal to be Australia and New Zealand's leading broad range wholesaler, whilst providing outstanding customer service with the objective to fulfill all orders in full, on time, every time. In Australia, ALM expanded the network to 16 distribution centres through the acquisition of the Creedy's Group providing better access to the important Queensland markets of the Sunshine Coast and Toowoomba.

ALM also improved warehouse facilities by moving to new premises in Cairns, providing ALM with access and involvement in all key markets throughout Australia.

In New Zealand the acquisition of Allied Liquor was completed and was a major step to Tasman Liquor Company becoming the preeminent wholesale distributor by substantially increasing its network. ALM is now able to serve customers in all the key regional areas of New Zealand, and has a significant presence in the important on-premise markets that represent a key area of growth.



The sales growth was driven by the strong performance of the internal and external retail marketing banners supported by ALM. Furthermore, suppliers realising the advantages of this route to market continue to put more of their volume through the wholesale channel.

The growing contribution of the on-premise operation, 'Harbottle On-Premise' in Australia and 'Tasman On-Premise' in New Zealand demonstrated additional opportunities for growth in the future.

Cellarbrations, a new ALM owned national liquor store banner, was launched in Victoria and New South Wales with planned expansion into other states. Additionally, work is underway with ALM customers to develop new banners to provide independent liquor retailers with the means to compete in the current market.

Reductions in the 'cost of doing business' were realised as a result of the successful implementation of the EXE Warehouse Management systems.

A new system, 'Voicepick', was introduced to Laverton which has led to improved order pick accuracy and increased order assembly process efficiency.

Stage One of the ALM web portal for ordering by customers has been completed and is being initially provided to Sydney outlets enabling customers to order directly on the internet with a retail friendly system that is able to confirm stock availability.

The ALM business is well placed to consolidate the benefits of these initiatives to continue to build sales and revenue during the coming year.

Operations Summary

Major activities

- Broad range liquor wholesaler, supplying over 13,000 hotels, liquor stores, restaurant and other licensed premises throughout Australia and New Zealand.
- Major focus on providing outstanding customer service including strong marketing support and to fulfill all orders in full, on time, every time.
- Provides retailers with a one stop shop that allows them to receive all their liquor supplies in one delivery, on one invoice, with pricing maintained specifically for each marketing group.
- Operates out of 21 distribution centres throughout Australia and New Zealand ranging from the recently commissioned Laverton warehouse of 10,000sqm to the smaller regional warehouses such as Hastings in New Zealand at 1,000sqm.
- Specialist on-premise liquor supply and support to the on-premise sector including bars, restaurants and hotels through Harbottle On-Premise.

Significant Achievements

- External sales up 10.2% on previous year.
- EBIT rose 2.2% to $29.5 million.
- New liquor store banner, Cellarbrations, launched in Victoria and New South Wales.
- Network expanded from 15 to 21 warehouses.
- Introduced new warehouse technologies including EXE and Voice Pick to reduce costs and improve order assembly accuracy.

Future Directions

- Continue to extend the Cellarbrations liquor store banner and implement marketing plans for Liquorwise and IGA Liquor.
- Build supplier support to achieve more volume through the wholesaling channel, away from direct supply.
- Reduce the 'cost of doing business' through further installations of the EXE software and Voice Pick.
- Continue to build on-premise volume through Harbottle On-Premise.



"The Hardy Wine Company continues to maintain a strong and mutually beneficial trading association with ALM. With wide-reaching and efficient distribution centres in all states ALM provides great service to our retail customers in an ever challenging trading environment. We jointly look forward to further enhancing our service levels to the retail trade as we move forward into the future. "

David Woods
CEO
Hardy Wine Company

Orlando Wyndham

ALM provides excellent service with its efficient national network. As one of Australia's largest wine and spirit companies with brands such as Jacob's Creek, Wyndham Estate, Chivas Regal and Wild Turkey, Orlando Wyndham relies on ALM for national warehousing and logistical support. We have excellent relationships based on a partnership approach at all levels.

Christian Porta
Chairman & Chief Executive Officer
Orlando Wyndham



"Partnering with ALM is is critical to Maxxium in our aim to deliver our wonderful brands into the hands of the consumer in a timely and ubiquitous fashion. We continue to strive as a combined team to overcome challenges and realise opportunities for each player in the route to the consumer - not least of all working together to serve our retailers who make it all happen. The passion and commitment of the team at ALM is critical to making this relationship a success."

Rebecca Dee
Managing Director Maxxium
Australia and New Zealand

profitable outcome



Profit growth of more than 200 per cent to $10.5 million over the past 12 months highlighted a strong year of trading for Campbells Cash & Carry outlets.

Overall sales dropped by 1.7 per cent, as a result of the business shifting the focus away from unprofitable liquor and tobacco accounts. The primary business categories – namely grocery, confectionery, perishable, food service and non-food products – grew at 6.6 per cent over the previous year. Continued focus on the primary categories is expected to strengthen the division's business over the next 12 months.

Similarly to the concentration on sales of more profitable products, the year saw a strong focus on reducing the 'cost of doing business' and eliminating expenditure and processes that did not add value to the business or its customers.


Campbells
Wholesale Cash & Carry

Campbells commenced trading in 1933 and now employs more than 1000 staff. The business operates from warehouses across NSW, Victoria, Queensland, South Australia and the Northern Territory. Much of Campbells' success can be attributed to the personalised service that each warehouse team provides.



Campbells is focussed on servicing the two key sectors of convenience (petroleum and stand-alone convenience stores). Growth in the convenience sector continued over the past 12 months, particularly petroleum company outlets, with gains in excess of 32 per cent.



Cstore Distribution is now firmly established as a 'single-pick' specialist in grocery product categories, offering customers the ability to purchase less than carton quantities and improve their working capital.

It is well positioned to serve the growing corporate, multi-site and independent convenience store sector. Crucial to this delivery ethic is the "put to light" electronic warehouse system that has transformed the business's order and delivery systems. Further installation of the system is being planned at Campbells warehouses across the country.

Over the past year, Campbells continued its aggressive strategy to gain a greater share of the purchases of the confectionery 'route trade'. This included the acquisition of some existing distributors. Providing a one-stop solution to the sector will provide significant benefits.

Campbells continued to follow a strategy of removing supply chain costs to customers by reducing administration costs and providing electronic ordering and invoicing. It also provided range, inventory and pricing management.

The "Lucky 7" Convenience Store banner is now firmly established through 86 sites. Coupled with benefits provided by The Collective Buying Group, which provides product discounts and other benefits, Lucky 7 growth is forecast to double this year as independent convenience operators look for the benefits of better branding, pricing and promotions offered by membership of a collective group.

The Collective Buying Group is a marketing group that operates in NSW under the control of Campbells. It offers independent retailer benefits through reward programs. Membership in this program has risen to 1500.

Operations Summary

Major activities

- Continued improvements to 38 self-service and distribution warehouse facilities across NSW, Victoria, Queensland, South Australia and the Northern Territory. Campbells carry a broad range of fast-moving consumer goods and services to more than 80,000 business customers.
- Launched Cstore Distribution warehouses in Sydney, Melbourne, Brisbane and Adelaide to provide an efficient marketing and distribution solution to the petrol and convenience sector and other independent convenience store operators.

Significant achievements

- Profits up 202 per cent over the previous year.
- Sales growth of 32 per cent in the convenience sector, and 20 per cent in confectionery.
- Growth of the Lucky 7 banners, with store numbers up to 86 and Collective Buying Group (CBG) members at more than 1500.
- Continued rollout of the state-of-the-art "put to light" electronic warehouse system, firmly establishing Cstore Distribution as the 'single-pick' supplier of choice.
- Expansion into the Northern Territory, again increasing Campbells' vast network of outlets.
- Successful integration of the acquisition of Jorgensen Confectionery Pty Ltd.

Future directions

- To become the leading distributor of confectionery across the country.
- A targeted membership of 180 Lucky 7 convenience store banners.
- Complete installation of 'single-pick' technology across all Cstore Distribution warehouses.
- Implementation of strategies to remove supply chain costs to customers in the route market.



SIMPLOT AUSTRALIA PTY LTD

"Simplot believes a crucial component for success within today's ever changing grocery market is maintaining mutually beneficial relationships with its key customers. Campbells unique, personal and professional business style makes this task easy to achieve. Their aggressive market expansion supports our key goal of sustainable profitable growth. A good example of this is the rapid growth of their CSD business that is taking our brands and products into new previously untapped markets. Our future looks bright with Campbell's and we look forward to growing our businesses together."

David Paterson
National Business Manager
Simplot Australia Pty Limited

THE SMITHS SNACKFOOD COMPANY

"Smiths has had a strong and valued relationship with Campbell's for many years. What makes Campbell's a great trading partner, is their proactive approach to growing the salty snacks category year on year, and their positive attitude to the initiatives we bring to them."

Jonathan Edwards
National Account Manager





CONFECTIONERY TRADING COMPANY PTY LTD

"We particularly value the professional way in which Campbells Cash & Carry conduct their business in this competitive and sometimes difficult market. We have noted an enthusiasm, pride and commitment to getting things done at all levels and the results clearly reflect this to be the case."

Gordon Ogilvie
Director

The Board



eft to right

ike Jablonski, Edwin Jankelowitz

u Jardin, Andrew Reitzer

arlos S. Dos Santos, V. Dudley Rubin

eter Barnes, A.E. (Ted) Harris

ike Wesslink, Bernard J Hale,

ichard A Longes

CARLOS S. DOS SANTOS CA (SA)

Non-Executive Chairman

Member of the Remuneration & Nomination Committee

Date of Appointment: 4 May 1998, 59 years of age

Mr Carlos dos Santos is the Chief Executive of Metro Cash and Carry Limited ("Metro"), a South African public company and the Company's Chief Entity. He has had 33 years industry experience.

A.E. (TED) HARRIS AC, FID, FAIM, FAICD

Non Executive Deputy Chairman

Chairman of the Remuneration & Nomination Committee

Date of Appointment: 28 March 1994, 76 years of age

Mr Ted Harris served as Managing Director and Chief Executive officer of the Ampol Group from 1977 to 1987. He was Chairman of Australian Airlines from 1987 to 1992. Currently Mr Harris is Chairman of Arena Management (Sydney Entertainment Centre), Gazal Corporation, Thakral Holdings, Australian Radio Network and St. Vincents Clinic Foundation. He is Deputy Chairman of APN News and Media, Life Governor of the Melanoma Foundation and a Life Member of the Australian Sports Commission.

He is a former Commissioner of the ABC and was a member of the executive board of the Sydney Olympics 2000 Bid Company.

ANDREW REITZER B Comm MBL

CEO Metcash Group of Companies

Date of Appointment: 4 May 1998, 50 years of age

Mr Andrew Reitzer has 25 years experience in the retail/ wholesale FMCG industry. Previous positions at Metro Cash and Carry include Group Operations Director, heading operations in Russia and Israel, Marketing Director, IT Director and managing various operating divisions.

PETER L. BARNES MBA (Melbourne), B Commerce (Hons) (Melbourne)

Non Executive Director

Member of the Audit Risk & Compliance Committee

Member of the Remuneration & Nomination Committee (since June 2003)

Date of Appointment: 12 November 1999; 60 years of age

Mr Peter Barnes is Chairman of Samuel Smith & Sons Pty. Ltd.- Yalumba Wines, a Director of Ansell Ltd. and Gold Coin Management Holdings Limited (Malaysia). He President of the Winemakers Federation of Australia and a member of the Government's National Food Industry Council. Mr Barnes was formerly an executive with Philip Morris International Inc.. He held several senior management positions in Australia and overseas - including Managing Director Lindeman Holdings Ltd and President, Asia Region, based in Hong Kong.

BERNARD J HALE B Th (SA)

Executive Director

Date of Appointment: 8 November 2000, 47 years of age

Mr Hale was formerly a Director of Metro Cash and Carry Limited of South Africa. Mr Bernard Hale has 28 years of IT industry experience, 22 of which have been within the Metro Cash and Carry organization. Previous positions held in Metro include Operation Director IT, Group IT Director, Group Operations Director (Domestic) and Corporate Group IT Director. He was appointed Chief Information Officer of Metcash Trading Limited on 1ST December 2002. Prior to being appointed to his current role he served as a non-executive director of Metcash Trading Limited

MIKE JABLONSKI

Group Merchandise Director

Date of Appointment: 4 May 1998, 50 years of age.

Mr Jablonski has 31 years experience in the Food Industry. Previous positions include: 1984 Merchandise Executive-Foods of OK Bazaars, 1987-1991 Merchandise and Marketing Director of Score Food Holdings Ltd, 1992-1996 Deputy Group Merchandise Director of Metro Cash and Carry, 1996 -1998 Director of Distribution and Retail Development of Metro Cash and Carry. 1998 – to date – Mr Jablonski is the Group Merchandise Director of Metcash and he is responsible for the Group's Merchandise, Supplier relationships, and the income derived thereof.

EDWIN JANKELOWITZ B Comm CA (SA)

Finance Director

Date of Appointment: 22 May 1998, 60 years of age

Qualified as a Chartered Accountant (SA) in 1966. From July 1967 to November 1979 with Adcock Ingram Ltd in Head Office – promoted over time to Group Company Secretary and then Finance Director.

Consulting Jan 1980 to March 1983 – Business management and tax.

Caxton Ltd 1983 – 1997 - Finance Director; Managing Director; Chairman. Chairman of other publicly quoted companies.

Metcash Trading Limited – 1998 to date – Finance Director.

Mr Jankelowitz has spent over 30 years in corporate offices of listed companies with excellent corporate governance reputations. He was a member of the Income Tax Special Court in South Africa for 20 years (1977 – 1997).

LOU JARDIN

CEO IGA Distribution

Date of Appointment: 24 May 2002, 46 years of age

Mr Jardin has extensive industry experience, including owning and operating independent supermarkets and holding senior positions within a chain store environment, as well as warehouse and distribution operations. He held a senior position with Coles-Myer for 11 years before joining Metcash in 1997 as the National Manager of Company owned stores. In 1998, Mr Jardin moved to Queensland as the State General Manager until his current appointment to the role of CEO IGA Distribution.

RICHARD A LONGES BA (Sydney), LLB (Sydney), MBA (NSW)

Solicitor (non practising)

Non Executive Director

Chairman of the Audit Risk & Compliance Committee

Date of Appointment: 4 January 2000, 58 years of age

Mr Richard Longes has been a director of a number of public companies and a member of various government bodies and enquiries for 20 years. He is currently Chairman of General Property Trust, Deputy Chairman of Lend Lease Corporation Limited and a director of the National Institute of Dramatic Art, Bangarra Dance Company. Mr Longes is an Executive Director of Investec Bank (Australia) Limited and was formerly a partner in Freehill Hollingdale & Page solicitors.

V. DUDLEY RUBIN CA (SA), H Dip BDP, MBA

Non Executive Director

Member of the Audit Committee

Date of Appointment: 4 May 1998; 59 years of age

Mr Dudley Rubin is Group Finance Director of Metro Cash and Carry Limited, a South African public company and the Company's Chief Entity, with 20 years experience in the industry.

MIKE WESSLINK B.Sc. Chem.Eng., MBA

CEO Australian Liquor Marketers

56 years of age. Mr Wesslink joined ALM in March 1998. He has worked in the liquor industry for over 30 years having previously held the Chief Executive positions of Tooheys Limited and The Swan Brewery Company Limited. More recently, Mr Wesslink worked as Managing Director of Amcor Containers Packing, Asia in managing and establishing packaging operations throughout Asia, particularly in China and Singapore.


IGA
INDEPENDENT GROCERS OF AUSTRALIA
It's your IGA
It's your IGA
VOLVO

Left to right
Edwin Jankelowitz, Bernard Hale, Mike Jablonski, Peter Dubbelman, Mike Wesslink, Ken Bean, Andrew Reitzer, Lou Jardin, David Johnston

ANDREW REITZER Bcomm, MBL

CEO Metcash Group of Companies *

50 years of age. Mr Reitzer has 25 years experience in the retail/ wholesale FMGG industry. Previous positions at Metro Cash and Carry include Group Operations Director, heading operations in Russia and Israel, Marketing Director, IT Director and heading various operating divisions.

KEN BEAN MBA

Chief Executive, Group Logistics and Corporate Development

50 years of age. Mr Bean has over 30 years experience in the retail wholesale industry. Previously Ken was General Manager of Coles Myer Logistics Pty Ltd and was also responsible for Coles Myer Asia's buying offices. Ken has also held senior roles in corporate development as well as finance and administration.

PETER DUBBELMAN

CEO Campbells Cash & Carry

42 years of age, appointed CEO of Campbells and Cstore Distribution in June 1998. Has over 20 years experience in fast moving consumer goods distribution at wholesale, primarily in multi-site general management and operations .

Peter has successfully initiated major growth of the wholesale business through the establishment of an effective network of Campbells and Cstore Distribution warehouses which service the hospitality, liquor and convenience sectors in Australia

BERNARD J HALE BTh (SA)

Chief Information Officer *

47 years of age. Mr Hale was formerly a Director of Metro Cash and Carry Limited of South Africa. Mr Bernard Hale has 28 years of IT industry experience, 22 of which have been within the Metro Cash and Carry organization. Previous positions held in Metro include Operation Director IT, Group IT Director, Group Operations Director (Domestic) and Corporate Group IT Director. He was appointed Chief Information Officer of Metcash Trading Limited on 1st December 2002. Prior to being appointed to his current role he served as a non-executive director for Metcash Trading Limited.

MIKE JABLONSKI

Merchandise Director *

50 years of age. Mr Jablonski has 32 years experience in the Food Industry. Previous positions include: 1984 Merchandise Executive-Foods of OK Bazaars, 1987-1991 Merchandise and Marketing Director of Score Food Holdings Ltd, 1991-1995 Deputy Group Merchandise Director of Metro, 1995-1998 Director of Distribution and Retail Development of Metro, 1998 – to date Group Merchandise Director of Metcash, responsible for the Merchandise group, Supplier relationships, and the income derived thereof.

EDWIN JANKELOWITZ BComm CA (SA)

Finance Director *

60 years of age. Qualified as a Chartered Accountant (SA) in 1966. From July 1967 to November 1979 with Adcock Ingram Ltd in Head Office – promoted over time to Group Company Secretary and then Finance Director.

Consulting Jan 1980 to March 1983 – Business management and tax.

Caxton Ltd 1983 – 1997 - Finance Director; Managing Director; Chairman. Chairman of other publicly quoted companies.

Metcash Trading Limited – 1998 to date – Finance Director.

Mr Jankelowitz has spent over 30 years in corporate offices of listed companies with excellent corporate governance reputations. He was a member of the Income Tax Special Court in South Africa for 20 years (1977 – 1997).

LOU JARDIN

CEO IGA Distribution *

47 years of age, Lou has extensive industry experience including owning and operating independent supermarkets and holding senior positions within a chain store environment as well as warehouse and distribution operations. Lou held a senior position with Coles for 11 years before joining Metcash in 1997 as the National Manager of Company owned stores. In 1998, he moved to Queensland as the State General Manager until his current appointment to the role of CEO IGA Distribution.

DAVID JOHNSTON M. Bus. (Employment Law), AFAHRI, JP

Chief Human Resources Officer

51 years of age. Mr Johnston joined Metcash in December 2001. He has had 25 years experience in Human Resources with some of Australia's leading FMCG companies including Cadbury Schweppes and Simplot Australia at Senior Executive level. He has designed and implemented successful programmes in Executive development and brought about major Culture Change initiatives at a national and international level.

JOHN RANDALL BEc, FCPA, FCIS, MAICD

Company Secretary

61 years of age. Mr Randall joined the company in 1997, initially on a contract basis. Previously Chief Financial Officer of Metal Manufactures Limited and Overseas Telecommunications Corporation Limited. President of the Accounting Foundation, University of Sydney, a former National President of the Group of 100, NSW President and National Board member of CPA Australia. (not in photograph)

MIKE WESSLINK B.Sc. Chem.Eng., MBA

CEO Australian Liquor Marketers *

56 years of age. Mr Wesslink joined ALM in March 1998. He has worked in the liquor industry for over 30 years having previously held the Chief Executive positions of Tooheys Limited and The Swan Brewery Company Limited. More recently, Mr Wesslink worked as Managing Director of Amcor Containers Packing, Asia in managing and establishing packaging operations throughout Asia, particularly in China and Singapore.

* Executive Director

Financial Statements

Financial and Statistical Highlights - Five Year Review

	2003 $'000	2002 $'000	2001 $'000	2000 $'000	10 Months 1999 $'000
Income Statement					
Net Sales	**6,695,519**	5,769,379	5,378,293	5,147,653	3,372,341
Earnings before amortisation, interest and taxation	**152,704**	117,481	91,072	74,607	48,764
Earnings before interest and taxation	**133,549**	98,915	69,101	55,344	37,095
Interest	**7,503**	9,689	15,058	14,442	8,966
Operating profit before tax	**126,046**	89,226	57,043	40,902	28,129
Balance Sheet					
Metcash Shareholders Equity	**427,105**	343,634	354,004	341,946	356,972
Net Tangible Assets per share (cents)	**29**	16	(12)	(21)	(8)
Interest bearing debt to equity (%)	**29**	51	66	76	46
Share Statistics					
Fully paid ordinary shares	**630,748,848**	604,199,148	485,086,863	483,729,763	483,729,763
Weighted average ordinary shares	**620,622,370**	531,914,131	484,302,348	483,729,763	483,729,763
Converting preference shares	**-**	-	151,761,855	151,761,855	151,761,855
Basic Earnings per ordinary share (cents)	**13**	9	4	(3)	-
Dividends per ordinary share (cents)	**8.6**	5	1.5	0.5	-
Dividends per CPS (cents)	**-**	8.43	9	9	4
Other Statistics					
Number of Employees	**4,202**	4,156	5,220	8,460	10,463

Financial Statements
Table of Contents

The Board of Metcash Trading Limited is constituted as follows:

- Two Directors are representatives of the majority shareholder. These directors have extensive knowledge and experience of grocery wholesaling and marketing. They are vitally concerned with the financial well being and security of the company and the interests of all shareholders.
- 3 independent Directors, holding key positions of influence chairing the Board committees of Audit Risk & Compliance and Remuneration & Nomination. They provide an external perspective and checks & balances for all shareholders.
- 6 executive Directors, each of whom is responsible for key activities of the company. This enables direct access to key executives by the independent directors, Board discussions and decisions are held on a fully informed basis and it enables the non executive directors to obtain personal knowledge of key executives, aiding the management succession process.

The Chairman is the CEO of the majority shareholder and has a vital interest in the company's progress, well being and the interests of all shareholders. He has 33 years industry knowledge and experience.

Independent Professional Advice

The Board has a policy of enabling directors to seek independent professional advice at the company's expense. The Board will review in advance the estimated costs for reasonableness, but will not impede the seeking of advice.

Audit Risk & Compliance Committee

The membership of the Audit Risk & Compliance Committee consists of the following Non-Executive Directors.

Member	Qualifications	Meetings Held	Meetings Attended
R A Longes (C)	BA, LLB, MBA	3	2
P L Barnes	B Comm (Hons), MBA	3	3
V Dudley Rubin	CA(SA), HDIP, BDP, MBA	3	3

(C) Chairman

Mr Longes was appointed Chairman of the Committee in June 2003.

The function of the Audit Risk & Compliance Committee is to advise on the establishment and maintenance of a framework of internal control, effective management of financial and other risks, compliance with laws and regulations and appropriate ethical standards for the management of Metcash Trading. It also gives the Board additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies or for inclusion in the financial statements.

The principal terms of reference of the Audit Risk & Compliance Committee are:

- The effective management of financial and other risk through ensuring that systems and management processes are in place to identify and manage operational, financial and compliance risks. Specific areas of review include:
    - Financial risk and exposure
    - Occupational Health & Safety
    - Environmental issues
    - HACCP
    - Integrity of Information Technology systems

The Board reviews the effectiveness of risk management policies and procedures by:

- Undertaking, annually, a comprehensive strategic and budget review of the Group's activities;
- Reviewing monthly financial performance against budget and updated forecasts at least quarterly
- Reviewing the internal audit of the Group's financial controls, taxation compliance and adherence to policies and regulations; and
- Reviewing annually the effectiveness and adequacy of the Group's insurance program.

The provision of reliable management and financial reporting. This is done by reviewing and assessing the:

- Quality and timing of management reporting to the Board to enable internal and external reporting of the company's risks, operations and financial condition;
- Accounting policies and practices against generally accepted accounting principles and the requirements of the Corporations Law, Australian Accounting Standards and Australian Stock Exchange requirement;
- Half-yearly and annual financial statements.
- Compliance with laws and regulation by monitoring developments and changes in the various rules, laws and regulations relating to the company's business operations, the responsibilities of directors and reviewing the extent to which the Board and the company are meeting their obligations and to ensure that all requirements are met.
- The maintenance of an effective and efficient audit function. This is achieved by:
    - Recommending to the Board the appointment of external and internal auditors;
    - Reviewing the effectiveness of the external and internal audit functions;
    - Ensuring audit scopes are adequate and cover areas of anticipated risk;
    - Reviewing audit findings and management response;
    - Reviewing the independence of the external auditor;
    - Ensuring auditors have the necessary access to company information and staff to fulfil their obligations.

The Committee's Charter can be found on the company's web site (www.metcash.com.) under the heading "Corporate Governance".

Code of Ethics/Conduct

The Company has a Code of Conduct that applies to Directors and all employees. Subjects covered by the Code include:

- Equal employment opportunity, discrimination and harassment;
- Security of Company records and assets and confidentiality guidelines
- Conflict of interest, acceptance of gifts, entertainment and services;
- Restriction on trading in Metcash securities during certain periods
- Fraud, corruption and irregular transactions;
- Legal compliance;
- Honest ethical behaviour;
- Environmental protection, safe working environment.

The Code can be found on the company's web site (www.metcash.com.) under the heading "Corporate Governance".

Compliance with the Code is checked through the Company's processes including internal audit, security, Human Resources and OH &S. New staff members are required to attend an induction program that includes behaviour guidelines.

Additionally, the Company's staff appraisal process now includes employees' performance against 'Key Behavioural Indicators' as well as 'Key Performance Indicators'.

Remuneration Committee

Members of the Committee and attendance at meetings is shown below:

Member	Qualifications	Meetings Held	Meetings Attended
A E (Ted) Harris, AC (C)	FID, FAIM, FAICD	5	5
C dos Santos	CA (SA)	5	5

(C) Chairman

In June 2003 an additional non-executive director member, Mr P L Barnes (B Comm (Hons), MBA), was appointed . The Committee has also been renamed 'Remuneration & Nomination Committee' to better reflect its responsibilities.

Responsibilities of the Committee include:

- Advise the Board on remuneration of the CEO and executive management;
- Advise the Board on performance linked compensation for management;
- Oversee the administration of the Metcash Employee Option Plan;
- Advise the Board on directorship appointments,
- Advise the Board on performance of the CEO;
- Implement processes to assess the effectiveness of the Board and its Committees.

The Charter of the Committee can be found on the company's web site (www.metcash.com.) under the heading "Corporate Governance".

A formal performance evaluation of the board and its members took place in the reporting period.

Remuneration Policy

The Company remuneration policy can be found on the Metcash Trading Limited website (www.metcash.com) under the hearing of Corporate Governance. It is summarised in the Directors' Report, together with details of the emoluments of the five most highly paid executive officers of the company.

Non Executive Directors Remuneration

A retirement benefit is paid to non-executive director for past service. The benefits are in accordance with Section 7.3(g) and (h) of the Company's Constitution and Section 200 of the Corporations Law.

On appointment, the Company entered into an agreement with non-executive directors that a benefit will be paid on their retirement as follows:

- A retiring allowance equal to one half of the Director's remuneration during the period of service as a Director of the company;
- No allowance is paid unless the Director has served for a least three years;
- The maximum allowance that can be paid is an amount equal to the lesser of:
  - Three times the remuneration earned by the Director in the 12 months immediately prior to the date of retirement; and
  - The total emoluments of the director during the three years ending on the date of retirement.

Based on remuneration earned over the past three years, the following amounts would be paid as a retirement benefit had directors resigned at 30th April 2003. All directors have served for more than three years and these amounts are thus the full entitlements at current fee levels.

Mr A E Harris	$254,400
Mr R A Longes	$160,000
Mr P L Barnes	$160,000

Non-executive directors do not participate in the Company's bonus or share option schemes.

Termination Entitlements

No contractual arrangements have been entered into with the Chief Executive Officer or the Chief Financial Officer. Accordingly, no 'special' termination benefit agreements exist.

Your directors submit their report for the year ended 30 April 2003.

DIRECTORS

The names and details of the company's directors in office during the financial year and until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

Carlos S dos Santos (Chairman)

A E (Ted) Harris, AC (Deputy Chairman)

Andrew Reitzer (CEO)

Michael R Jablonski

Edwin M Jankelowitz

V Dudley Rubin

Peter L Barnes

Richard A Longes

Bernard J Hale

Joao Louis S Jardim (Lou Jardin) (appointed 24 May 2002)

Michael Wesslink (appointed 24 May 2002)

Interests in the shares and options of the company and related bodies corporate

As at 30 April, 2003, the interests of the directors in the shares and options of Metcash Trading Limited were:

	Ordinary Shares	Options over Ordinary Shares	Shares in Metro Cash & Carry Ltd
Carlos S dos Santos	-	-	16,446,790
A E (Ted) Harris, AC	340,000	-	103,998
Andrew Reitzer	1,200,000	2,500,000	194,029
Michael R Jablonski	-	1,250,000	-
Edwin M Jankelowitz	320,000	1,250,000	-
V Dudley Rubin	-	-	1,213,987
Peter L Barnes	125,000	-	-
Richard A Longes	100,000	-	-
Bernard J Hale	-	-	1,155,354
Joao Louis S Jardim (Lou Jardin) (appointed 24 May 2002)	60,000	1,040,000	-
Michael Wesslink (appointed 24 May 2002)	5,000	1,100,000	-

EARNINGS PER SHARE	Cents
Basic earnings per share	13.1
Diluted earnings per share	12.8

DIVIDENDS	Cents	$'000
Final dividends recommended:		
- on ordinary shares:	4.6	29,020
		29,020
Dividends paid in the year:		
Interim for the year		
- on ordinary shares	4.0	25,206
		25,206
Final for 2002 shown as recommended in the 2002 report		
- on ordinary shares	3.0	18,240
		18,240

CORPORATE INFORMATION

Corporate structure

Metcash Trading Limited is a company limited by shares that is incorporated and domiciled in Australia. Its ultimate parent entity is Metro Cash and Carry Limited, a company incorporated in The Republic of South Africa. The immediate controlling entity is Soetensteeg 2-61 Exploitatiemaatschappij BV, a company incorporated in the Netherlands.

Nature of operations and principal activities

The principal activities during the year of entities within the consolidated entity were the wholesale distribution of groceries, liquor and associated products. There have been no significant changes in the nature of those activities during the year.

Employees

The consolidated entity employed 4,202 employees as at 30 April 2003 (2002: 4,156 employees).

REVIEW AND RESULTS OF OPERATIONS

Group Overview

A review of the operations during the year, and the results of those operations, appears in the foregoing Chairman's and CEO's report.

Summarised operating results are as follows:

	2003	
	Revenues	Results
Business segments	$'000	$'000
Food Distribution	4,137,857	112,042
Cash & Carry Distribution	947,101	10,478
Liquor Distribution	2,169,895	29,492
	7,254,853	152,012
Consolidated entity adjustments	(123,868)	(25,966)
Consolidated entity sales and operating profit before tax	7,130,985	126,046

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

No significant changes in the state of affairs of the company occurred during the financial year, not otherwise disclosed in the Chairman's and CEO's report.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the company, the results of those operations, or the state of affairs of the company in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Information, other than that already disclosed in this Annual Report, as to likely developments in the operations of the economic entity and the expected results of those operations in subsequent financial years would unreasonably prejudice the interests of the economic entity and therefore have not been included in this report.

SHARE BASED PAYMENT

The AASB have relesed exposure draft ED 108 "Share-Based Payment" which the AASB expects will become an Australian Accounting Standard effective for the 2006 financial year.

There would have been no effect on the net profit after tax for Metcash Trading in the current financial year since the consolidated entity has not issued any options since the release of ED108, which is the trigger date for determinig the options expense.

ENVIRONMENTAL REGULATION AND PERFORMANCE

Metcash Trading Limited operates an education and training program to ensure staff at all warehouses comply with all ANZFA, the new national Food Safety Standards and various State Food Safety legislation and regulation. This includes the ongoing management and continuous improvement of the food safety training and management system called HACCP (Hazard Analysis and Critical Control Points) implemented during 2001. This annually audited system has assisted Metcash to ensure its sites are operating to the highest standard in food safety by identifying and managing food safety risks and maintaining a continuous improvement culture. During 2003 Metcash has continued its commitment to an independent third party check to assess its warehouse sites full compliance. The company is currently 94% compliant and will be 100% compliant well in advance of any mandatory national requirement.

The review of all Corporate brand suppliers against a formal Approved Supplier Program was concluded. This involved the checking of certification of food businesses against the ANZFA standards; ingredient labels; nutrition panels; and Genetic Modified Organism standards as defined by ANZFA's new Food Standards Code.

Metcash became a signatory to the National Packaging Covenant (NPC) in November 2001 and the Metcash Action Plan was accepted by the NPC in October 2002. The covenant is a voluntary agreement between industry and governments based on the wider principle of sharing responsibility for the environment and our community.

OCCUPATIONAL HEALTH AND SAFETY

Metcash has continued its Occupational Health and Safety Program across all business units. The framework allows each area to focus on specific Occupational Health and Safety business issues while achieving group goals and objectives.

The following Corporate goals have been set:

Reduce last years OH&S incidents by 15%.

1. Reported accidents

2001/2	Actual	246	
2002/3	Target	217	
2002/3	Actual	309	26 per cent increase

2. Number of Compensation claims

2001/2	Actual	403	
2002/3	Target	346	
2002/3	Actual	454	13 per cent increase

The increase in accidents is attributable to the increase in volumes through Metcash warehouses. The accident numbers are primarily the result of manual handling activities. The corrective action continues to be focused on hazard analysis, work instructions / preferred method and associated training.

The increased number of workers compensation claims reflect the increased number of lost time injuries and the number of workers compensation claims being lodged for medical expenses only. The safety and well being of employees is of critical importance. OH &S management and practices are being reviewed to identify processes that will enable the incidents of manual handling accidents to be reduced.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

(i) The Constitution of the Company permits the grant of an indemnity (to the maximum extent permitted by law) in favour of each Director, the Company Secretary, past Directors and Secretaries, and all past and present Executive Officers. The Company has entered into Deeds of Indemnity and Access with FJ Conroy, CP Curran, JR Fleming, TS Haggai, DWJ Bourke, RS Allan and JJ David together with all of the current directors and certain other officers of the Company. This indemnity is against any liability to third parties (other than related Metcash Trading companies), by such officers unless the liability arises out of conduct involving a lack of good faith. The indemnity also includes costs or expenses incurred by an officer in unsuccessfully defending proceedings relating to that person's position.

(ii) During the financial year, the Company has paid, or agreed to pay, a premium in respect of a contract of insurance insuring officers (and any persons who are officers in the future) against certain liability incurred in that capacity. Disclosure of the total amount of the premiums and the nature of the liabilities in respect of such insurance, is prohibited by the contract of insurance.

DIRECTORS' AND OTHER OFFICERS' EMOLUMENTS

Remuneration policy

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the directors, the chief executive officer and the executive team. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team. Non executive directors are paid a fee and do not participate in the Company's bonus and share options schemes. A retirement benefit is paid to non executive directors for past service. Please refer to the Corporate Governance section for details.

Executive Directors and Officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating additional cost for the company. Metcash makes clear the link between performance and remuneration to ensure that superior employee performance is recognised and rewarded.

Remuneration packages are designed to attract, retain and motivate high quality employees relative to the markets within which it operates. Remuneration packages are reviewed annually.

The two broad components of remuneration are short and long term.

Short term consists principally of salary, which has a further two components:

Base Salary, which is benchmarked against other comparable organisations to ensure levels are competitive. This is adjusted annually in accordance with consumer cost increases and the company's ability to pay.

An individual performance basis with salaries increased by the employee's relative performance against position goals and objectives, as measured by the performance appraisal process.

Additionally, a management bonus scheme operates. This is intended to focus individual behaviour towards the achievement of the company's performance targets. Participation is by invitation.

The scheme is reviewed and approved annually by the Remuneration & Nomination Committee of the Board. Bonuses are based on the overall company performance and/or the performance of separate business pillars. They are measured on sales and profit. Generally, maximum performance yields a 3 month Total Employment Cost bonus.

It should be noted that the process described above does not apply to those employees remunerated under awards and Enterprise Bargaining Agreements.

Long-term is provided by the Metcash Employees Share Option Plan. The Plan applies to all permanent Metcash employees, not just senior executives. The Plan was approved by shareholders at the 1998 annual general meeting. (Details regarding the issue of share options under the plan are provided in the notes to the financial statements).

The long term profitable growth of the company is in the best interests of all stakeholders and the community. To this end, the Board believes that the long term interests of employees and the shareholders should be closely aligned. The Employee Share Option Plan is designed to achieve this.

The expected outcome of the remuneration policies is the employment of a team of skilled and able employees, displaying a high level of integrity, focused on the achievement of the company's objectives, both short and long term.

Emoluments* of directors of Metcash Trading Limited

	Annual Emoluments			Long Term Emoluments			
	Base Fee $	Bonus $	Other $	Termination & Similar Payments $	Options Number	Granted @ $	Super-annuation $
Carlos S dos Santos	-	-	-	-	-	-	-
A E (Ted) Harris, AC	87,450	-	-	-	-	-	-
Andrew Reitzer	854,887	243,296	68,011	-	-	-	35,138
Michael R Jablonski	493,542	126,219	-	-	-	-	10,520
Edwin M Jankelowitz	493,949	126,219	-	-	-	-	10,520
V Dudley Rubin	-	-	-	-	-	-	-
Peter L Barnes	55,000	-	-	-	-	-	4,950
Richard A Longes	55,000	-	-	-	-	-	4,950
Bernard J Hale	184,083	50,900	20,853	-	-	-	4,383
Joao Louis S Jardim (appointed 24 May 2002)	402,505	105,208	-	-	-	-	16,579
Michael Wesslink (appointed 24 May 2002)	325,996	80,750	37,687	-	-	-	47,104

Emoluments* of the five most highly paid executive officers# of the company and the consolidated entity

	Annual Emoluments			Long Term Emoluments			
	Base Fee $	Bonus $	Other $	Termination & Similar Payments $	Options Number	Granted @ $	Super-annuation $
K Bean	331,105	100,417	39,843	-	-	-	30,388
J Randall	311,646	97,292	-	-	-	-	77,104
P Dubbelman	364,147	75,708	-	-	-	-	10,520
D Johnston	316,284	74,917	-	-	-	-	13,716
G Tempany	255,646	64,708	-	-	-	-	15,188

Notes

The terms 'director' and 'officer' have been treated as mutually exclusive for the purposes of this disclosure.

* The elements of emoluments have been determined on the basis of the cost to the company and the consolidated entity.

@ Options granted have been valued using an option pricing model which takes account of factors such as the option exercise price, the current level and volatility of the underlying share price and the time to maturity of the option. No options were granted during the year.

\# Executives are those directly accountable and responsible for the operational management and strategic direction of the company and the consolidated entity.

DIRECTORS' MEETINGS

The numbers of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director were as follows:

		Meetings of Committees	
	Directors' Meetings	Audit, Risk & Compliance	Remuneration
Number of meetings held:	4	3	5
Number of meetings attended:			
Carlos S dos Santos	4		5
A E (Ted) Harris, AC	4		5
Andrew Reitzer	4		
Michael R Jablonski	4		
Edwin M Jankelowitz	4		
V Dudley Rubin	4	3	
Peter L Barnes	4	3	
Richard A Longes	4	2	
Bernard J Hale	4		
Joao Louis S Jardim (appointed 24 May 2002)	4		
Michael Wesslink (appointed 24 May 2002)	4		

[redacted]

Additionally, the Australian based non-executive directors met with the executive directors 3 times during the year, between board meetings, to review the Company's operations.

Committee membership

As at 30th April 2003, the company had an Audit Risk & Compliance Committee and a Remuneration Committee.

Members acting on the committees of the board during the year were:

Audit, Risk & Compliance	Remuneration
V. D. Rubin (c)	A.E. Harris, AC (c)
P.L. Barnes	C.S. dos Santos
R.A. Longes	

Notes

(c) Designates the chairman of the committee.

The Remuneration Committee has been re-named the Remuneration & Nomination Committee and Mr P L Barnes was appointed a member in June 2003. Also in June 2003, Mr Longes became Chairman of the Audit Risk & Compliance Committee in place of Mr Rubin. For details of the committees, their charters and current membership, please refer under "Corporate Governance".

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

CORPORATE GOVERNANCE

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Metcash Trading Limited support and have adhered to the principles of corporate governance. The company's corporate governance statement is contained in the previous section of this annual report.

Signed in accordance with a resolution of the directors.

Andrew Reitzer

Director

Sydney, 22 July 2003

Statement of Financial Performance

Year Ended 30 April 2003

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
Sales revenue		6,695,519	5,769,379	-	-
Cost of sales		(6,545,230)	(5,620,577)	-	-
GROSS PROFIT		150,289	148,802	-	-
Other revenues from ordinary activities	2	435,466	408,350	46,417	45,123
Share of net profits (losses) of associate accounted for using the equity method	2	198	414	-	-
Warehouse & distribution expenses		(196,191)	(171,229)	-	-
Borrowing costs expensed	3	(8,211)	(10,666)	-	-
Selling, general & administration expenses		(255,505)	(286,445)	(964)	(11,495)
PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		126,046	89,226	45,453	33,628
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES	4	(44,728)	(31,516)	(54)	(188)
PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		81,318	57,710	45,399	33,440
NET PROFIT		81,318	57,710	45,399	33,440
NET PROFIT ATTRIBUTABLE TO MEMBERS OF METCASH TRADING LIMITED	22	81,318	57,710	45,399	33,440
Net exchange difference on translation of financial report of foreign controlled entity	22	401	122	-	-
Share Issue Costs	21(b)	(930)	-	(930)	-
TOTAL REVENUES, EXPENSES AND VALUATION ADJUSTMENTS ATTRIBUTABLE TO MEMBERS OF METCASH TRADING LIMITED AND RECOGNISED DIRECTLY IN EQUITY		(529)	122	(930)	-
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS ATTRIBUTABLE TO MEMBERS OF METCASH TRADING LIMITED		80,789	57,832	44,469	33,440
Basic earnings per share (cents per share)		13.1	8.9		
Diluted earnings per share (cents per share)		12.8	8.9		

Statement of Financial Position

Year Ended 30 April 2003

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
CURRENT ASSETS					
Cash assets		83,048	83,456	60,002	74,237
Receivables	6	566,266	501,393	100,162	198,315
Inventories	7	359,812	281,494	-	-
Other	8	5,624	6,039	1,120	1,253
TOTAL CURRENT ASSETS		1,014,750	872,382	161,284	273,805
NON-CURRENT ASSETS					
Receivables	9	6,355	8,133	-	-
Investments accounted for using the equity method	10	645	881	-	-
Other financial assets	11	183	181	476,211	476,266
Property, plant and equipment	13	120,914	104,518	4,238	4,306
Deferred tax assets	4	6,034	11,943	-	12
Intangible assets	14	242,550	248,510	-	-
Other	15	91	371	-	-
TOTAL NON-CURRENT ASSETS		376,772	374,537	480,449	480,584
TOTAL ASSETS		1,391,522	1,246,919	641,733	754,389
CURRENT LIABILITIES					
Payables	16	787,038	682,553	64,068	128,650
Interest-bearing liabilities	17	106,469	34,314	-	30,000
Current tax liabilities	4	4,845	289	-	-
Provisions	18	31,765	29,203	-	-
TOTAL CURRENT LIABILITIES		930,117	746,359	64,068	158,650
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	19	16,487	140,289	-	65,000
Provisions	20	17,813	16,637	-	225
TOTAL NON-CURRENT LIABILITIES		34,300	156,926	-	65,225
TOTAL LIABILITIES		964,417	903,285	64,068	223,875
NET ASSETS		427,105	343,634	577,665	530,514
EQUITY					
Parent entity interest					
Contributed equity	21	559,602	514,404	559,602	514,404
Reserves	22	13,073	12,672	57,613	57,613
Retained profits/(Accumulated losses)	22	(145,570)	(183,442)	(39,550)	(41,503)
Total parent entity interest in equity		427,105	343,634	577,665	530,514
TOTAL EQUITY		427,105	343,634	577,665	530,514

		Metcash Group		Metcash Trading Limited	
		2003	2002	2003	2002
	Note	$'000	$'000	$'000	$'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		7,539,215	6,626,135	6	1,420
Payments to suppliers and employees		(7,289,295)	(6,396,353)	(897)	(634)
Dividend received		432	261	45,271	33,001
Interest received		708	977	-	-
Borrowing costs		(9,351)	(12,099)	-	-
Income tax paid		(34,478)	(892)	-	-
Goods & sevices tax paid		(93,785)	(82,305)	-	-
NET CASH FLOWS FROM OPERATING ACTIVITIES	23(a)	113,446	135,724	44,380	33,787
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from sale of property, plant and equipment		2,124	17,466	136	10,702
Purchase of property, plant and equipment		(30,324)	(5,783)	-	-
Proceeds on sale of retail stores		2,636	4,356	-	-
Proceeds on sale of foodservice business		-	69,000	-	-
Payment on acquisition of subsidiaries/business		(19,937)	(1,772)	-	-
Loans to other entities		(429)	(20,759)	-	-
Loans repaid by other entities		-	8,162	38,913	119,627
NET CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES		(45,930)	70,670	39,049	130,329
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds in advance of share issue		-	4,415	-	4,415
Buy back of preference shares		-	(54,847)	-	(54,847)
Dividends paid to members of parent entity		(43,446)	(27,525)	(43,446)	(27,525)
Proceeds from borrowings - other		50,000	72,000	-	72,000
Repayments of borrowings - other		(110,000)	(132,000)	(95,000)	(97,000)
Proceeds from issue of securities		41,712	6,895	41,712	6,895
Share issue costs		(930)	-	(930)	-
Principal repayments under finance leases		(5,660)	(9,565)	-	-
NET CASH FLOWS (USED IN) FINANCING ACTIVITIES		(68,324)	(140,627)	(97,664)	(96,062)
NET INCREASE/(DECREASE) IN CASH HELD		(808)	65,767	(14,235)	68,054
Add opening cash brought forward		83,456	17,567	74,237	6,183
Effects of exchange rate changes on cash		400	122	-	-
CLOSING CASH CARRIED FORWARD	23(b)	83,048	83,456	60,002	74,237

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.

(b) Changes in accounting policies

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to earnings per share.

AASB 1027 "Earnings Per Share"

The consolidated entity has adopted the revised Accounting Standard AASB 1027 "Earnings Per Share" and has for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing the profit from ordinary activities after tax and preference dividends by the weighted average number of ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax and preference dividends adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(c) Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Metcash Trading Limited (the parent entity) and all entities which Metcash Trading Limited controlled from time to time during the year and at balance date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

(d) Foreign currencies

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

Translation of financial reports of overseas operations

All overseas operations are deemed self-sustaining as each is financially and operationally independent of Metcash Trading Limited. The financial reports of overseas operations are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

(e) Cash and cash equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within two working days, net of outstanding bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(f) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

(g) Investments

Listed shares held for trading are carried at cost.

Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the consolidated financial report.

All other non-current investments are carried at cost.

(h) Inventories

Inventories of finished goods are carried at the lower of cost and net realisable value. In accordance with industry practice, cost is determined by deducting from the supplier's invoice price any purchase incentives, allowances, discounts and net marketing income. The method adopted to assign costs to inventories is first-in, first-out.

Property held for resale are classified as inventory and valued at the lower of cost and net realisable value. Cost includes the cost of acquisition and any subsequent development costs or improvements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

(i) Recoverable Amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. In determining recoverable amount, the expected net cash flows have been discounted to their present value using a market determined risk adjusted discount rate of 10.67%.

(j) Property, plant and equipment

Cost and valuation

Freehold land and buildings on freehold land are measured on a fair value basis. At each balance date, the carrying value of each asset in these classes is reviewed to ensure that it does not differ materially from the asset's fair value at that date. Where necessary, the asset is revalued to reflect its fair value.

All other classes of property, plant and equipment are measured at cost.

Where assets have been revalued, the potential effect of the capital gains tax on disposal has not been taken into account in the determination of the revalued carrying amount. Where it is expected that a liability for capital gains tax will arise, this expected amount is disclosed by way of note.

Depreciation

Depreciation is provided on a straight line basis on all property, plant and equipment, other than freehold land.

Major depreciation periods are:

	2003	2002
Freehold buildings	50 years	50 years
Plant and equipment	5 - 15 years	5 - 15 years

(k) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

The lease incentive liability in relation to the non-cancellable operating lease is being reduced on an imputed interest basis over the lease term (5 years) at the rate implicit in the lease.

Contingent rentals are recognised as an expense in the financial year in which they are incurred.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Statement of Financial Performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

(l) Intangibles

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity.

Goodwill is amortised on a straight line basis over the period during which benefits are expected to be received, up to a maximum of 20 years.

(m) Other non-current assets

Expenditure carried forward

Significant items of carry forward expenditure having a benefit or relationship to more than one period are written off over the periods to which such expenditure relates.

(n) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

Deferred cash settlements are recognised at the present value of the outstanding consideration payable on the acquisition of an asset discounted at prevailing commercial borrowing rates.

(o) Interest-bearing liabilities

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

Bills of exchange and promissory notes are carried at the principal amount plus deferred interest.

Finance lease liability is determined in accordance with the requirements of AASB 1008 "Leases".

(p) Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

Provisions for Store Lease & Remediations are raised where the economic entity has committed to the closure of stores. The future lease costs, net of any income from sub leasing, are discounted to their net present value in determining the provision.

Dividends payable are recognised when a legal or constructive obligation to pay the dividend arises, typically following approval of the dividend at a meeting of shareholders.

(q) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

(r) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of Goods
Control of the goods has passed to the buyer.

Interest
Control of the right to receive the interest payment.

Dividends
Control of the right to receive the dividend payment.

(s) Taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where assets are revalued no provision for potential capital gains tax has been made.

Goods and Services Tax (GST)
Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(t) Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Employee entitlements expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and
- other types of employee entitlements

are charged against profits on a net basis in their respective categories.

The value of the employee share incentive scheme described in note 25 is not being charged as an employee entitlement expense.

In respect of defined benefits superannuation plans, any contributions made to the superannuation funds by entities within the consolidated entity are charged against profits when due.

(u) Earnings per share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(v) Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures as a result of the first-time application of revised Accounting Standards AASB 1005 "Segment Reporting".

(w) Securitisation

Securitisation arrangements, where the risks and benefits associated with the securitised assets are retained by the economic entity, are regarded as financing transactions. Accordingly, the related assets are brought to account and disclosed as securitised and the amounts arising under the financing arrangement are brought to account as borrowings. Interest is charged as an expense as it accrues.

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
2. REVENUE FROM ORDINARY ACTIVITIES					
Revenues from operating activities					
Revenue from sale of goods		6,695,519	5,769,379	-	-
Total revenues from operating activities		6,695,519	5,769,379	-	-
Revenues from non-operating activities					
Rent		28,688	29,014	246	1,420
Merchandising income		375,851	317,836	-	-
Other Income		-	-	900	-
Dividends and distributions					
Wholly owned group					
- controlled entities		-	-	45,271	33,001
Other corporations		1	1	-	-
Total dividends and distributions		1	1	45,271	33,001
Interest					
Other persons/corporations		708	977	-	-
Total interest		708	977	-	-
Retail income		28,094	40,144	-	-
Proceeds from disposal of property, plant & equipment		2,124	20,378	-	10,702
Total revenues from non-operating activities		435,466	408,350	46,417	45,123
Total revenues from ordinary activities		7,130,985	6,177,729	46,417	45,123
Share of net profits (losses) of associates and joint venture partnership accounted for using the equity method					
Share of associate's profits	10(a)	198	414	-	-
		198	414	-	-
3. EXPENSES AND LOSSES/(GAINS)					
(a) Expenses					
Cost of goods sold		6,545,230	5,620,577	-	-
Depreciation of non-current assets					
Plant and equipment		22,098	16,396	2	2
Buildings		441	633	66	244
Total depreciation of non-current assets		22,539	17,029	68	246
Amortisation of non-current assets					
Goodwill		19,155	18,566	-	-
Other non current assets		5,473	4,056	-	-
Total amortisation of non-current assets		24,628	22,622	-	-
Total depreciation and amortisation expenses		47,167	39,651	68	246

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
3. EXPENSES AND LOSSES/(GAINS) continued					
Borrowing costs expensed					
Interest expense					
Finance lease		1,762	1,068	-	-
Interest and finance charges paid or payable		7,589	11,031	-	-
Total borrowing costs		9,351	12,099	-	-
Less: borrowing costs capitalised	7(a)	(1,140)	(1,433)	-	-
Total borrowing costs expensed		8,211	10,666	-	-
Bad and doubtful debts - trade debtors		1,269	3,224	-	-
Operating lease rental					
- minimum lease payments		107,593	57,945	-	-
- contingent rentals		-	810	-	-
Total operating lease rental		107,593	58,755	-	-
(b) Losses/(gains)					
Net loss/(gain) on disposal of property, plant and equipment		(181)	107	-	128
Net loss/(gain) on disposal of financial assets		-	112	-	-

(c) Specific items

Profit from ordinary activities before income tax expense includes the following specific revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity:

Costs incurred in the now aborted joint venture in the Philippines and the associated foreign exchange loss on the funds raised to invest in the venture:

	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
Foreign exchange loss	2,868	-	-	-
Other	938	-	-	-
	3,806	-	-	-

4. INCOME TAX

The prima facie tax, using tax rates applicable in the country of operation, on profit and extraordinary items differs from the income tax provided in the financial statements as follows:

	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
Prima facie tax on profit from ordinary activities	37,814	26,768	13,636	10,088
Tax effect of permanent differences				
Rebateable dividends	-	-	(13,582)	(9,900)
Amortisation of intangible assets	5,747	5,760	-	-
Other items (net)	351	112	-	-
Under/(over) provision of previous year	816	(1,124)	-	-
Income tax expense attributable to ordinary activities	44,728	31,516	54	188

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
4. INCOME TAX continued					
Deferred tax assets and liabilities					
Current tax payable		4,845	289	-	-
Future income tax benefit - non-current		6,034	11,943	-	12

This future income tax benefit will only be obtained if:
(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
(b) the conditions for deductibility imposed by tax legislation continue to be complied with; and
(c) no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

5. DIVIDENDS PAID

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
(a) Dividends paid on preference shares during the year					
Franked dividends - interim (Nil) (2002: 3.9c)		-	5,785	-	5,785
Franked dividends - final (Nil) (2002: 3.9c)		-	4,662	-	4,662
(b) Dividends paid on ordinary shares during the year					
(i) Current year interim					
Franked dividends (4.0c per share) (2002: 2.0c)		25,206	9,802	25,206	9,802
(ii) Previous year final					
Franked dividends (3.0c per share) (2002: -c)		18,240	-	18,240	-
Total dividends paid		43,446	20,249	43,446	20,249
(c) Franking credit balance					
The amount of franking credits available for the subsequent financial year are:					
- franking account balance as at the end of the financial year (at 30%)				9,772	8,990
- franking credits that will arise from the payment of income tax payable as at the end of financial year				13,260	-
				23,032	8,990

* All dividends were fully franked at 30% for preference shares and 30% for ordinary dividends (2002: 30%)

** As of 1 July 2002, the new imputation system requires a company's franking credits to be expressed on a tax paid basis. The franking account surplus existing at 30 April 2003 has been reinstated to a tax paid amount by multiplying the franking surplus by 30/70.

6. RECEIVABLES (CURRENT)

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
Trade debtors - securitised	6(b)	467,440	356,933	-	-
Trade debtors - non securitised	6(b)	100,655	98,165	-	-
Provision for doubtful debts		(5,614)	(5,073)	-	-
		562,481	450,025	-	-

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
6. RECEIVABLES (CURRENT) continued					
Other receivables	6(b)	3,785	51,368	-	-
Amounts other than trade debts receivable from related parties:	6(a)				
Wholly-owned group - controlled entities	32	-	-	100,162	198,315
		566,266	501,393	100,162	198,315

(a) Related party receivables

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
Wholly-owned group - controlled entities	32	-	-	100,162	198,315
		-	-	100,162	198,315

(b) Terms and conditions

(i) Trade debtor terms vary by business unit. At 30 April 2003, 98.6% of trade debtors are required to be settled within 30 days (2002: 98.4%) and 1.4 % of trade debtors have terms extending from 30 days to 60 days (2002: 1.6%).

(ii) Amounts receivable from sale of retail stores are secured by the assets of the individual stores and are receivable over varying terms of up to 5 years from the date of sale. Of the amounts receivable from sale of retail stores $7,572,269 attract a weighted average interest rate of 5.8% per annum.

(iii) The economic entity has securitised certain trade receivables from 30 April 1999 and again from 15 September 1999 by way of granting an equitable interest over those receivables to a special purpose trust managed by a major Australian bank. The terms of the securitisation require, as added security, that at any time the book value of the securitised receivables must exceed by at least a certain proportional amount, the funds provided by the trust to the economic entity as a consequence of securitisation.

(iv) At the end of the financial year trade receivables of $467,440,000 (2002: $356,933,000) had been securitised as disclosed above, with $100,000,000 (2002: $160,000,000) of funds received. The resultant security margin exceeded the minimum required at that date.

7. INVENTORIES (CURRENT)

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
Finished goods					
Finished Goods at cost		365,705	289,185	-	-
Provision for obsolescence		(6,143)	(8,078)	-	-
		359,562	281,107	-	-
Other assets held for resale at cost					
Land and Buildings	(a)	250	387	-	-
		250	387	-	-
Total inventories at lower of cost and net realisable value		359,812	281,494	-	-

(a) This includes land of $206,000 (2002: $206,000) at cost and no capitalised costs. The Directors consider the land amounts to be carried at not more than the recoverable amount.

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
8. OTHER CURRENT ASSETS					
Prepayments		5,624	6,039	1,120	1,253
		5,624	6,039	1,120	1,253
9. RECEIVABLES (NON-CURRENT)					
Amounts Receivable from the sale of Retail Stores		5,444	7,652	-	-
Other receivables		911	481	-	-
		6,355	8,133	-	-

Refer to note 6 for terms and conditions for the above financial assets.

10. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
Other Investments	422	381	-	-
	422	381	-	-

(a) INTEREST IN ASSOCIATE

Name	**Balance date**	**Ownership interest held by consolidated entity** 2003 %	2002 %
Produce Traders Trust	30 June	40	40

(i) Principal activity
Distribution of Fruit & Vegetables

	Metcash Group 2003 $'000	Metcash Group 2002 $'000
(ii) Share of associate's profits (losses)		
Share of associate's:		
- operating profits before income tax	198	414
- operating profits after income tax	198	414
Share of associate's operating profits and extraordinary items after income tax	198	414
Adjusted for:		
Share of associate's net profits	198	414

10. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD continued

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
(iii) Carrying amount of investment in associate					
Balance at the beginning of financial year		422	381		
- share of associate's net profits (losses) for the financial year		198	414		
- dividends received from associate		(434)	(373)		
Carrying amount of investment in associate at the end of the financial year		186	422		
(iv) Share of associate's assets and liabilities					
Current assets		1106	1,021		
Non-current assets		509	418		
Current liabilities		(809)	(789)		
Non-current liabilities		(86)	(2)		
Net Assets		720	648		
(v) Retained profits of the consolidated entity attributable to associate					
Balance at the beginning of the financial year		422	381		
Share of associate's net profits (losses)		198	414		
Dividends received from associate		(434)	(373)		
Balance at the end of the financial year		186	422		

Subsequent events affecting the associate's profits/losses for the ensuing year are disclosed in note 27.

There are no contingent liabilities or capital commitments of associates.

11. OTHER FINANCIAL ASSETS (NON-CURRENT)

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
Investments at cost comprise:					
Shares					
Listed		20	18	-	-
Unlisted		163	163	-	-
Controlled entities - unlisted	12	-	-	476,211	476,266
Total investments		183	181	476,211	476,266

12. INTERESTS IN SUBSIDIARIES

Name	Country of incorporation	Percentage of equity interest held by the consolidated entity 2003 %	2002 %
Metcash Trading Limited	Australia	100	100
Australian Liquor Marketers Pty Limited (a)	Australia	100	100
Campbells Cash and Carry Pty Ltd	Australia	100	100
Clancy's Food Stores Pty Ltd	Australia	100	100
Cotswrap Pty Ltd (a)	Australia	100	100
Metcash Export Services Pty Ltd	Australia	100	100
Davids Supermarkets Pty Ltd	Australia	100	100
IGA Retail Services Pty Ltd	Australia	100	100
Jewel Food Stores Pty Ltd	Australia	100	100
Jewel Superannuation Fund Pty Ltd (a)	Australia	100	100
M-C International Australia Pty Ltd (a)	Australia	100	100
Metro Cash & Carry Pty Ltd (a)	Australia	100	100
Property Reference Pty Ltd	Australia	100	100
Retail Merchandise Services Pty Ltd	Australia	100	100
Davids Food Services Pty Ltd (a)	Australia	100	100
Australian Liquor Marketers (QLD) Pty Ltd (a)	Australia	100	100
Denham Bros Limited (a)	Australia	100	100
Moucharo Pty Ltd (a)	Australia	100	100
QIW Limited (a)	Australia	100	100
Queensland Independent Wholesalers Limited (a)	Australia	100	100
Regzem (No. 3) Pty Ltd (a)	Australia	100	100
Regzem (No. 4) Pty Ltd (a)	Australia	100	100
Retail Stores Development Finance Limited (a)	Australia	100	100
Rockblock Pty Ltd (a)	Australia	100	100
RSDF Nominees Pty Ltd (a)	Australia	100	100
Australis Marine Services (Australia) Pty Ltd (a)	Australia	100	100
Bofeme Pty Ltd (a)	Australia	100	100
City Ice and Cold Storage Company Pty Ltd (a)	Australia	100	100
Composite Buyers Finance Pty Ltd (a)	Australia	100	100
Composite Buyers Limited (a)	Australia	100	100
Composite Pty Ltd (a)	Australia	100	100
David Boehm Pty Ltd (a)	Australia	100	100
IGA Distribution Pty Ltd	Australia	100	100
IGA Distribution (Vic) Pty Ltd	Australia	100	100
Five Star Wholesalers Pty Ltd	Australia	100	100
Metcash Holding Pty Limited	Australia	100	100
Keithara Pty Ltd (a)	Australia	100	100
Knoxfield Transport Service Pty Ltd (a)	Australia	100	100
Moorebank Transport Pty Ltd (a)	Australia	100	100
Payless Superbarn (NSW) Pty Ltd (a)	Australia	100	100
Payless Superbarn (VIC) Pty Ltd (a)	Australia	100	100
Rainbow Supermarkets Pty Ltd (a)	Australia	100	100
Mirren (Australia) Pty Ltd	Australia	100	100

12. INTERESTS IN SUBSIDIARIES continued

Name	Country of incorporation	Percentage of equity interest held by the consolidated entity 2003 %	2002 %
Stonemans (Management) Pty Ltd	Australia	100	100
Stonemans Self Service Pty Ltd	Australia	100	100
Arrow Limited	Australia	100	100
Blue Lake Exporters Pty Ltd	Australia	100	100
Casuarina Village Shopping Centre Pty Ltd	Australia	100	100
IGA Distribution (SA) Limited	Australia	100	100
Metcash Management Pty Ltd	Australia	100	100
Gawler Supermarkets Pty Ltd	Australia	100	100
Metcash Storage Ltd	Australia	100	100
Green Triangle Meatworks Limited	Australia	100	100
Pasadena Properties Pty Ltd	Australia	100	100
Pasadena Retail Pty Ltd	Australia	100	100
Plympton Properties Pty Ltd	Australia	100	100
Seaford Supermarket Pty Ltd	Australia	100	100
Wimbledon Unit Trust (a)	Australia	100	100
Australian Liquor Marketers (WA) Pty Ltd (a)	Australia	100	100
Jorgensons Confectionery Pty Limited (a)	Australia	100	-
Tasman Liquor Company Ltd	New Zealand	100	100

(a) Entities subject to class order relief

Pursuant to Class Order 98/1418, relief has been granted to all controlled entities, except those marked (a), from the Corporations Law requirements for preparation, audit and lodgement of their financial reports. As a condition of the Class Order, Metcash Trading Limited and the controlled entities subject to the Class Order (the "Closed Group") entered into a Deed of Cross Guarantee on 27 May 1994 or assumption deeds dated 7 February 1995 and 20 May 1996. The effect of the deed is that Metcash Trading Limited has guaranteed to pay any deficiency in the event of winding up of these controlled entities. The controlled entities have also given similar guarantees in the event that Metcash Trading Limited is wound up.

The consolidated statement of financial performance and statement of financial position of the entities which are members of the "Closed Group" are as follows:

	CLOSED GROUP 2003 $'000	CLOSED GROUP 2002 $'000
(i) Consolidated statement of financial performance		
Profit from ordinary activities before income tax	99,904	63,240
Income tax expense relating to ordinary activities	(32,150)	(29,087)
Profit from ordinary activities after income tax expense	67,754	34,153
Net profit	67,754	34,153
Retained profits at the beginning of the financial year	(212,681)	(226,585)
Dividends provided for or paid	(43,446)	(20,249)
Retained profits at the end of the financial year	(188,373)	(212,681)

12. INTERESTS IN SUBSIDIARIES continued

	CLOSED GROUP	
	2003	2002
	$'000	$'000
(ii) Consolidated statement of financial position		
CURRENT ASSETS		
Cash assets	77,452	82,667
Receivables	252,938	244,736
Inventories	264,073	211,918
Other	1,647	1,193
TOTAL CURRENT ASSETS	596,110	540,514
NON-CURRENT ASSETS		
Receivables	76	76
Other financial assets	-	231,303
Property, plant and equipment	114,029	99,490
Intangible assets	205,310	80,284
Other	3,100	10,304
TOTAL NON-CURRENT ASSETS	322,515	421,457
TOTAL ASSETS	918,625	961,971
CURRENT LIABILITIES		
Payables	466,411	503,124
Interest-bearing liabilities	10,151	34,020
Provisions	27,090	21,128
TOTAL CURRENT LIABILITIES	503,652	558,272
NON-CURRENT LIABILITIES		
Interest-bearing liabilities	15,180	74,645
Provisions	15,491	14,554
TOTAL NON-CURRENT LIABILITIES	30,671	89,199
TOTAL LIABILITIES	534,323	647,471
NET ASSETS	384,302	314,500
SHAREHOLDERS' EQUITY		
Contributed equity	559,602	514,404
Reserves	13,073	12,777
Retained profits	(188,373)	(212,681)
TOTAL SHAREHOLDERS' EQUITY	384,302	314,500

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
13. PROPERTY, PLANT AND EQUIPMENT					
Freehold land					
At cost		5,225	5,425	1,200	1,200
	13(b)	5,225	5,425	1,200	1,200
Buildings on freehold land					
At cost		14,345	14,345	3,300	3,300
Accumulated depreciation		(1,148)	(861)	(264)	(198)
	13(b)	13,197	13,484	3,036	3,102
Leasehold Improvements					
At cost		9,000	9,000	-	-
Accumulated depreciation		(620)	(465)	-	-
	13(b)	8,380	8,535	-	-
Total land and buildings		26,802	27,444	4,236	4,302
Plant and equipment under lease					
At cost		32,409	25,621	-	-
Accumulated amortisation		(10,206)	(9,485)	-	-
	13(b)	22,203	16,136	-	-
Plant & machinery					
At cost		92,810	127,847	10	10
Accumulated amortisation		(32,960)	(78,394)	(8)	(6)
	13(b)	59,850	49,453	2	4
Capital Work in Progress					
At cost		12,059	11,485	-	-
Accumulated depreciation		-	-	-	-
	13(b)	12,059	11,485	-	-
Total plant and equipment		94,112	77,074	2	4
Total property, plant and equipment					
Cost		165,848	193,723	4,510	4,510
Accumulated depreciation and amortisation		(44,934)	(89,205)	(272)	(204)
Total written down amount		120,914	104,518	4,238	4,306

(a) Valuations

The fair values of freehold land, and buildings on freehold land have been determined by reference to director valuations, based upon independent valuations previously obtained. Such valuations are performed on an open market basis, being the amounts for which the assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm's length transaction at the valuation date.

In April 2003 a directors valuation was performed on the land and buildings that were owned by Metcash Trading Limited and its subsidiaries. The valuation obtained stated the value of the land and buildings to be valued at $28,285,000.

	Note	Metcash Group 2003 $'000	Metcash Trading Limited 2003 $'000

13. PROPERTY, PLANT AND EQUIPMENT continued

(b) Reconciliations

Reconciliations of the carrying amounts of property, plant and equipment at the beginning and end of the current financial year.

	Note	Metcash Group 2003 $'000	Metcash Trading Limited 2003 $'000
Freehold land			
Carrying amount at beginning		5,425	1,200
Disposals		(200)	-
		5,225	1,200
Buildings on freehold land			
Carrying amount at beginning		13,484	3,102
Disposals		-	-
Depreciation expense		(287)	(66)
		13,197	3,036
Leasehold Improvements			
Carrying amount at beginning		8,535	-
Disposals		-	-
Depreciation expense		(155)	-
		8,380	-
Plant and equipment under lease			
Carrying amount at beginning		16,136	-
Additions		14,013	-
Disposals		(2,473)	-
Depreciation expense		(5,473)	-
		22,203	-
Plant and machinery at cost			
Carrying amount at beginning		49,453	4
Additions		10,783	-
Transfers from Capital Work In Progress		22,580	-
Disposals		(1,371)	-
Additions through acquisition of entities / operations		503	-
Depreciation expense		(22,098)	(2)
		59,850	2
Capital Work In Progress			
Carrying amount at beginning		11,485	-
Additions		23,154	-
Transfers to Plant & Machinery		(22,580)	-
Depreciation expense		-	-
		12,059	-

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
14. INTANGIBLES					
Goodwill - cost		311,610	298,409	-	-
Accumulated amortisation		(69,060)	(49,899)	-	-
		242,550	248,510	-	-
		242,550	248,510	-	-
15. OTHER NON-CURRENT ASSETS					
Expenditure carried forward		91	371	-	-
		91	371	-	-
16. PAYABLES (CURRENT)					
Trade creditors	16(a)	763,481	608,813	-	-
Other creditors	16(a)	23,557	73,740	64,068	128,650
		787,038	682,553	64,068	128,650

(a) Terms and conditions relating to the above financial instruments:
Trade creditors are generally settled within 30 days. The Directors consider the carrying amounts of trade and other creditors to approximate their net fair values.

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
17. INTEREST-BEARING LIABILITIES (CURRENT)					
Lease liability	17(a),(b),24	6,469	4,314	-	-
Borrowings secured by floating charge					
- bills of exchange and promissory notes		100,000	30,000	-	30,000
		106,469	34,314	-	30,000
(a) Secured lease liability - finance lease		6,469	4,314	-	-

(b) Terms and conditions relating to the above financial instruments
(i) The securitisation finance has no finite term and is not expected to be repaid in the ordinary course of business in the coming financial year. The securitisation facility may be terminated by the trust manager at short notice in the event of an act of default, which includes the insolvency of any of the individual companies securitising trade receivables, failure by the economic entity to remit funds when due, or a substantial deterioration in the overdue proportion of the eligible receivables.
(ii) Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default and have an average term of four years.

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
18. PROVISIONS (CURRENT)					
Employee entitlements	25	25,034	24,175	-	-
Store lease and remediation provision		1,990	3,050	-	-
Other provisions		4,741	1,978	-	-
		31,765	29,203	-	-

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000

19. INTEREST-BEARING LIABILITIES (NON-CURRENT)

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
Lease liability	19(a),24	16,487	10,289	-	-
Borrowings secured by floating charge					
- bills of exchange and promissory notes		-	130,000	-	65,000
		16,487	140,289	-	65,000
(a) Secured lease liability - finance lease		16,487	10,289	-	-

Refer to note 17 for terms and conditions for the above financial instruments.

20. PROVISIONS (NON-CURRENT)

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
Employee entitlements	25	15,234	13,570	-	-
Store lease and remediation provision		2,579	3,067	-	225
		17,813	16,637	-	225

21. CONTRIBUTED EQUITY

(a) Issued and paid up capital

	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
630,748,848 Ordinary shares fully paid (2002: 604,199,148)	559,602	514,404	559,602	514,404
	559,602	514,404	559,602	514,404

(b) Movements in shares on issue

		2003 Number of shares	2003 $'000	2002 Number of shares	2002 $'000
Beginning of the financial year		604,199,148	514,404	636,848,718	562,357
Issued during the year					
- Exercise of executive options - 3,000,000 ordinary shares at 90 cents per share		-	-	3,000,000	2,700
- Exercise of executive options - 3,000,000 ordinary shares at $1.20 per share		-	-	3,000,000	3,600
- Exercise of employee options - 1,350,430 ordinary shares at 44 cents per share		-	-	1,350,430	594
- Issue of 18,000,000 ordinary shares at $2.15 per		18,000,000	38,700	-	-
share less transaction costs		-	(930)	-	-
- Exercise of employee options - 4,664,100 ordinary shares at 44 cents per share		4,664,100	2,100	-	-
- Exercise of employee options - 450,000 ordinary shares at 54 cents per share		450,000	243	-	-
- Customer Share Incentive Scheme - 3,435,600 ordinary shares at $1.48 per share	(i)	3,435,600	5,085	-	-
Buy back of Preference shares		-	-	(40,000,000)	(54,847)
End of the financial year		630,748,848	559,602	604,199,148	514,404

(i) On 7 May 2002 3,435,600 ordinary shares were issued as part of a customer share incentive scheme. Customers were entitled to purchase 3 ordinary shares for every $1,000 of purchases over $100,000 made during the year ended 30 April 2002 at a 10% discount to the market value.

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000

21. CONTRIBUTED EQUITY continued

(c) Share Options

Options over ordinary shares:	2003 Number	2002 Number
Opening balance	33,286,950	27,034,500
Issued during the period	-	15,797,150
Exercised during the period - Executive options	-	(6,000,000)
Exercised during the period - Employee options	(5,102,700)	(1,350,160)
Expired during the period	(1,577,460)	(2,194,540)
Closing Balance	26,606,790	33,286,950
Issued subsequent to period end	-	-
Outstanding at date of Directors' report	26,606,790	33,286,950

Options over ordinary shares:

Employee share scheme

On 23 November 1998, the Employee Option Plan was approved at the Annual General Meeting of shareholders. Pursuant to this plan, the following options were issued to employees of the Company, including Executive Directors:

Issue Date	Exercise Date	Exercise Price	Original Issue	Outstanding at Balance Date	Number of Employees
26 March 1999	26 March 2002	44 cents	9,443,700	1,558,790	2,067
26 March 1999	26 March 2003	44 cents	3,147,900	2,069,250	2,067
26 March 1999	26 March 2004	44 cents	3,147,900	2,437,650	2,067
1 Nov 1999	1 Nov 2002	54 cents	870,000	180,000	2
1 Nov 1999	1 Nov 2003	54 cents	290,000	60,000	2
1 Nov 1999	1 Nov 2004	54 cents	290,000	60,000	2
11 Aug 2000	11 Aug 2003	43.1 cents	2,823,600	2,637,000	241
11 Aug 2000	11 Aug 2004	43.1 cents	941,200	879,000	241
11 Aug 2000	11 Aug 2005	43.1 cents	941,200	879,000	241
25 Nov 2000	25 Nov 2003	43.1 cents	133,800	107,400	50
25 Nov 2000	25 Nov 2004	43.1 cents	44,600	35,800	50
25 Nov 2000	25 Nov 2005	43.1 cents	44,600	35,800	50
15 Dec 2000	15 Dec 2003	43.1 cents	24,000	24,000	2
15 Dec 2000	15 Dec 2004	43.1 cents	8,000	8,000	2
15 Dec 2000	15 Dec 2005	43.1 cents	8,000	8,000	2
14 Dec 2001	14 Dec 2004	165.6 cents	2,040,000	2,040,000	3
14 Dec 2001	14 Dec 2005	165.6 cents	680,000	680,000	3
14 Dec 2001	14 Dec 2006	165.6 cents	680,000	680,000	3
25 Jan 2002	25 Jan 2005	153.8 cents	7,438,290	7,336,260	2,352
25 Jan 2002	25 Jan 2006	153.8 cents	2,479,430	2,445,420	2,352
25 Jan 2002	25 Jan 2007	153.8 cents	2,479,430	2,445,420	2,352
			37,955,650	26,606,790	2,647

The exercise date is the date at which the options first become exercisable and they remain exercisable until the expiry date, which is 3 years after the first exercise date.

The market price of Metcash Trading Limited ordinary shares at 30 April 2003 was $2.17.

	Note	Metcash Group 2003 $'000	2002 $'000	Metcash Trading Limited 2003 $'000	2002 $'000

21. CONTRIBUTED EQUITY continued

d) Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

22. RESERVES AND ACCUMULATED LOSSES

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
Capital profits reserve	22(a)	12,777	12,777	4,770	4,770
Asset revaluation	22(b)	-	-	52,843	52,843
Foreign currency translation	22(c)	296	(105)	-	-
		13,073	12,672	57,613	57,613
Accumulated losses	22(d)	(145,570)	(183,442)	(39,550)	(41,503)

(a) Capital profits

(i) Nature and purpose of reserve

The capital profits reserve is used to accumulate realised capital profits. The reserve can be used to pay dividends or issue bonus shares.

(ii) Movements in reserve

	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
Balance at beginning of year	12,777	12,777	4,770	4,770
Balance at end of year	12,777	12,777	4,770	4,770

(b) Asset revaluation

(i) Nature and purpose of reserve

The asset revaluation reserve is used to record increments and decrements in the value of non-current assets. The reserve can only be used to pay dividends in limited circumstances.

(ii) Movements in reserve

	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
Balance at beginning of year	-	-	52,843	52,843
Balance at end of year	-	-	52,843	52,843

(c) Foreign currency translation

(i) Nature and purpose of reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

(ii) Movements in reserve

	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
Balance at beginning of year	(105)	(227)	-	-
Gain on translation of overseas controlled entities	401	122	-	-
Balance at end of year	296	(105)	-	-

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000

22. RESERVES AND ACCUMULATED LOSSES continued

	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
(d) Accumulated losses				
Balance at the beginning of year	(183,442)	(220,903)	(41,503)	(54,694)
Net profit attributable to members of Metcash Trading Limited	81,318	57,710	45,399	33,440
Adjustment arising from adoption of revised accounting standards:				
- Adjustment arising from change in accounting policy for dividends	-	7,276	-	7,276
Total available for appropriation	(102,124)	(155,917)	3,896	(13,978)
Dividends provided for or paid	(43,446)	(27,525)	(43,446)	(27,525)
Balance at end of year	(145,570)	(183,442)	(39,550)	(41,503)

23. STATEMENT OF CASH FLOWS

	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
(a) Reconciliation of the net profit after tax to the net cash flows from operations				
Net profit	81,318	57,710	45,399	33,440
Non-Cash Items				
Depreciation of non-current assets	22,539	17,029	68	246
Amortisation of non-current assets	24,628	22,622	-	-
Net (profit)/loss on disposal of property, plant and equipment	(181)	107	-	-
Net (profit)/loss on disposal of financial assets	-	112	-	-
Share of associates' net (profits)/losses	(198)	(414)	-	-
Dividends received from associates	434	261	-	-
Changes in assets and liabilities				
(Increase)/decrease in trade and other receivables	(68,956)	3,321	-	-
(Increase)/decrease in inventory	(49,569)	10,326	-	-
Movement in income tax balances	10,250	30,624	12	27
(Increase)/decrease in prepayments	427	11,262	133	(36)
(Decrease)/increase in payables and provisions	92,754	(17,236)	(1,232)	110
Net cash flow from operating activities	113,446	135,724	44,380	33,787
(b) Reconciliation of cash				
Cash balance comprises:				
- cash on hand	83,048	83,456	60,002	74,237
Closing cash balance	83,048	83,456	60,002	74,237

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000

23. STATEMENT OF CASH FLOWS continued

(c) Financing facilities available

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
At reporting date, the following financing facilities had been negotiated and were available:					
Total facilities					
- Bank overdraft		15,000	33,000	15,000	33,000
- Securitisation finance and loans		245,000	245,000	145,000	145,000
- Lease Finance facility		17,500	17,500	-	-
- Indemintiy Guarantee facility		17,350	17,700	17,350	17,700
- Foreign currency dealing limit, May '98		4,000	5,500	4,000	5,500
- Standby cash advance facility - 18 months ago		-	25,000	-	25,000
Facilities used at reporting date					
- Bank overdraft		-	-	-	-
- Securitisation finance and loans		100,000	160,000	-	95,000
- Lease Finance facility		17,612	14,603	-	-
- Indemintiy Guarantee facility May '98		17,318	17,533	17,318	17,533
Facilities unused at reporting date					
- bank overdraft		15,000	33,000	15,000	33,000
- Securitisation finance and loans		145,000	85,000	145,000	50,000
- Lease Finance facility		(112)	2,897	-	-
- Indemintiy Guarantee facility		32	167	32	167
- Foreign currency dealing limit		4,000	5,500	4,000	5,500
- Cash advance facility		-	25,000	-	25,000

The facilities identified above were established as follows: Securitisation finance and loans in May 1999, Indemnity Guarantee facility in May 1998, Foreign currency dealing limit in May 1998 and the Cash Advance facility (which is not currently used) in November 2001. The facilities do not have any expiry date but are subject to reviews with the appropriate facility provider. These review dates are as follows: Securitisation Loans and Finance in September 2003, Indemnity Guarantee facility in August 2004 and the Foreign currency dealing limit in August 2004.

(d) Non-Cash Financing and Investing Activities

Finance Lease Transactions

During the financial year the economic entity acquired plant and equipment by means of finance leases. The acquisitions are not reflected in the statement of cash flows and amount to $14,013,000 (2002 $11,633,000)

(e) Acquisition of Controlled Entity

(i) On 28 June 2002 a controlled entity acquired the business assets and liabilities of Allied New Zealand for a cash consideration of $2,703,000.

(ii) On 30 June 2002 a controlled entity acquired 100% of the shares in Jorgenson Confectionary Pty Limited for a cash consideration of $2,519,000.

(iii) On 4 November 2002 a controlled entity acquired the business assets and liabilities of Creedies for a cash consideration of $3,079,000.

(iv) On 24 November 2002 a controlled entity acquired the business assets and liabilities of Allied Wellington for a cash consideration of $1,051,000.

(v) On 30 March 2003 a controlled entity acquired the business assets and liabilities of Independent Grocers for a cash consideration of $8,923,000.

	$'000
Consideration	
- cash paid	19,937
	19,937

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000

23. STATEMENT OF CASH FLOWS continued

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Details of the aggregate cash flows and the aggregate assets and liabilities at the dates of acquisition were as follows:					
- trade debtors		780			
- inventories		8,194			
- Prepayments		12			
- Investments		4			
- property, plant and equipment		503			
		9,493			
- creditors and provisions		(2,757)			
- fair value of net tangible assets		6,736			
- goodwill arising on acquisition		13,201			
		19,937			
Net cash effect					
Cash consideration paid		19,937			
Cash paid for purchase of controlled entity as reflected in the consolidated financial report		19,937			

24. EXPENDITURE COMMITMENTS

(a) Lease expenditure commitments

	Note	2003 $'000	2002 $'000	2003 $'000	2002 $'000
(i) Operating leases (non-cancellable):	24(c)				
Minimum lease payments					
- not later than one year		70,477	59,194	-	-
- later than one year and not later than five years		220,792	184,045	-	-
- later than five years		186,732	197,133	-	-
- aggregate lease expenditure contracted for at reporting date		478,001	440,372	-	-
Aggregate expenditure commitments comprise:					
- Store lease and remediation provision	24(e)	(3,973)	(5,001)	-	-
		(3,973)	(5,001)	-	-
		474,028	435,371	-	-
Aggregate lease expenditure contracted for at reporting date		474,028	435,371	-	-

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
24. EXPENDITURE COMMITMENTS continued					
(ii) Finance leases:					
- not later than one year		8,296	5,300	-	-
- later than one year and not later than five years		17,167	11,821	-	-
- later than five years		2,224	-	-	-
- total minimum lease payments		27,687	17,121	-	-
- future finance charges		(4,731)	(2,518)	-	-
- lease liability		22,956	14,603	-	-
- current liability		6,469	4,314	-	-
- non-current liability		16,487	10,289	-	-
		22,956	14,603	-	-
Total lease liability accrued for:					
Current					
- finance leases		6,469	4,314	-	-
		6,469	4,314	-	-
Non-Current					
- finance leases		16,487	10,289	-	-
		16,487	10,289	-	-
		22,956	14,603	-	-
(b) Operating Leases Receivable					
Certain properties under operating lease have been sublet to third parties. The future lease payments expected to be received at the reporting date are:					
- not later than one year		20,154	16,258	-	-
- later than one year and not later than five years		54,930	47,052	-	-
- later than five years		49,380	44,344	-	-
		124,464	107,654	-	-

Notes

(c) Operating leases have an average lease term of 5 years and an implicit interest rate of 7%. Assets which are the subject of operating leases are primarily Land and Buildings. Contingent rentals are payable to reflect movements in the Consumer Price Index on certain leases and to reflect the turnover of certain stores occupying the Land and Buildings.

(d) These commitments represent payments due for either vacated lease premises or premises sublet to third parties at a subsidised rental under non-cancellable operating leases. The commitments have been recognised as a liability as the remaining payments for the premises will provide no further benefits to the consolidated entity. The payments have been discounted at the rate implicit in the lease.

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
25. EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS					
Employee Entitlements					
The aggregate employee entitlement liability is comprised of:					
Provisions (current)		25,034	24,175	-	-
Provisions (non-current)		15,234	13,570	-	-
		40,268	37,745	-	-
Superannuation Commitments					
Jewel Superannuation Fund					
Details of the superannuation funds as extracted from their most recent financial report are as follows:					
Accrued benefits		-	2,889	-	-
Net market value of plan assets		-	3,089	-	-
Surplus of net market value of plan assets over accrued benefits		-	200	-	-
Vested benefits		-	2,691	-	-

The Net Surplus for the prior year is based on an estimate provided by the fund administrator. The assets and membership of the Jewel Superannuation Fund were transferred to the Metcash Superannuation Plan - AMP Custom Super effective 1st May 2002.

26. CONTINGENT LIABILITIES

	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000
Contingent liabilities for which provisions are not included in the accounts are:				
Other persons				
A controlled entity has entered into agreements to buy back stock and acquire plant and equipment from third parties under certain circumstances amounting to:	2,340	3,084	-	-
A controlled entity has guaranteed third party loans to storeowners amounting to:	1,580	1,560	-	-
The Company and certain controlled entities have granted bank guarantees to third parties in respect of property lease obligations to the value of:	17,125	17,760	-	-
From time to time the Metcash Group is involved in litigation with external parties. The estimated exposure to such litigation for which no provision has been made in the accounts at balance date is:	-	50	-	-

	Note	Metcash Group 2003 $'000	Metcash Group 2002 $'000	Metcash Trading Limited 2003 $'000	Metcash Trading Limited 2002 $'000

27. SUBSEQUENT EVENTS

There have been no significant events occurring after the balance date, which may affect either the consolidated entity's operations or results of those operations or the consolidated entity's state of affairs.

28. EARNINGS PER SHARE

	Note	Metcash Group 2003	Metcash Group 2002	Metcash Trading Limited 2003	Metcash Trading Limited 2002
The following reflects the income and share data used in the calculations of basic and diluted earnings per share:					
Net profit		81,318	57,710		
Earnings used in calculating basic and diluted earnings per share		81,318	57,710		
		Number of shares	**Number of shares**		
Weighted average number of ordinary shares used in calculating basic earnings per share		620,622,370	484,302,348		
Effect of dilutive securities:					
Share options		14,383,541	15,738,031		
Preference Shares		-	132,315,210		
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share		635,005,911	632,355,589		

29. REMUNERATION OF DIRECTORS

	Note	Metcash Group 2003	Metcash Group 2002	Metcash Trading Limited 2003	Metcash Trading Limited 2002
		$	$	$	$
Income paid or payable, or otherwise made available, in respect of the financial year, to all directors of each entity in the consolidated entity, directly or indirectly, by the entities of which they are directors or any related party:		3,945,699	2,440,511		
Income paid or payable, or otherwise made available, in respect of the financial year, to all directors of Metcash Trading Limited, directly or indirectly, from the entity or any related party:				3,945,699	2,440,511
				No.	**No.**
The number of directors of Metcash Trading Limited whose income (including superannuation contributions) falls within the following bands is:					
Nil - $9,999				2	3
$50,000 - $59,999				2	2
$80,000 - $89,999				1	1
$260,000 - $269,999					
$490,000 - $499,999				1	-
$500,000 - $509,999				1	-
$520,000 - $529,999				1	-
$590,000 - $599,999				-	2
$630,000 - $639,999				2	-
$1,040,000 - $1,049,999				-	1
$1,201,000 - $1,210,000				1	-

	Note	Metcash Group 2003 $	Metcash Group 2002 $	Metcash Trading Limited 2003 $	Metcash Trading Limited 2002 $

30. REMUNERATION OF EXECUTIVES

	Metcash Group 2003 $	Metcash Group 2002 $	Metcash Trading Limited 2003 $	Metcash Trading Limited 2002 $
Remuneration received or due and receivable by executive officers of the consolidated entity whose remuneration is $100,000 or more, from entities in the consolidated entity or a related party, in connection with the management of the affairs of the entities in the consolidated entity whether as an executive officer or otherwise:	26,097,407	22,330,856		
Remuneration received or due and receivable by executive officers of the company whose remuneration is $100,000 or more, from the company or any related party, in connection with the management of the affairs of the company or any of its subsidiaries whether as an executive officer or otherwise:			-	-

	No.	No.	No.	No.
The number of executives of the consolidated entity and the company whose remuneration falls within the following bands:				
$100,000 - $109,999	3	4	-	-
$110,000 - $119,999	2	6	-	-
$120,000 - $129,999	4	4	-	-
$130,000 - $139,999	8	8	-	-
$140,000 - $149,999	6	9	-	-
$150,000 - $159,999	10	3	-	-
$160,000 - $169,999	9	12	-	-
$170,000 - $179,999	12	7	-	-
$180,000 - $189,999	8	7	-	-
$190,000 - $199,999	5	9	-	-
$200,000 - $209,999	8	8	-	-
$210,000 - $219,999	6	4	-	-
$220,000 - $229,999	7	5	-	-
$230,000 - $239,999	3	2	-	-
$240,000 - $249,999	5	2	-	-
$250,000 - $259,999	3	-	-	-
$260,000 - $269,999	1	2	-	-
$270,000 - $279,999	-	2	-	-
$280,000 - $289,999	3	-	-	-
$290,000 - $299,999	1	1	-	-
$300,000 - $309,999	1	1	-	-
$310,000 - $319,999	2	-	-	-
$330,000 - $339,999	1	1	-	-
$400,000 - $409,999	1	1	-	-
$450,000 - $459,999	1	1	-	-
$460,000 - $469,999	-	3	-	-

	Note	Metcash Group 2003 $	Metcash Group 2002 $	Metcash Trading Limited 2003 $	Metcash Trading Limited 2002 $

30. REMUNERATION OF EXECUTIVES continued

	No.	No.	No.	No.
$480,000 - $489,999	1	-	-	-
$490,000 - $499,999	1	-	-	-
$500,000 - $509,999	1	-	-	-
$520,000 - $529,999	1	-	-	-
$550,000 - $559,999	-	1	-	-
$590,000 - $599,999	-	2	-	-
$630,000 - $639,999	2	-	-	-
$1,040,000 - $1,049,999	-	1	-	-
$1,200,000 - $1,209,999	1	-	-	-

31. AUDITORS' REMUNERATION

Amounts received or due and receivable by Ernst & Young Australia for:				
- an audit or review of the financial report of the entity and any other entity in the consolidated entity	788,000	735,706	-	-
- other services in relation to the entity and any other entity in the consolidated entity			-	-
- tax compliance	376,550	-	-	-
- assurance related	77,936	186,162	-	-
- other services	62,368	44,275	-	-
	1,304,854	966,143	-	-

32. RELATED PARTY DISCLOSURES

Directors

The directors of Metcash Trading Limited during the financial year were:

Carlos S dos Santos
Andrew Reitzer
Edwin M Jankelowitz
Peter L Barnes
Bernard J Hale
Michael Wesslink (appointed 24 May 2002)
A E (Ted) Harris, AC
Michael R Jablonski
V Dudley Rubin
Richard A Longes
Joao Louis S Jardim (appointed 24 May 2002)

Other related party transactions

Purchases

Management fees to Ultimate controlling enitity $556,000 (2002: $1,175,000)
Expenses paid to Ultimate controlling entity $68,000 (2002: $192,568)

Mr Barnes is Chairman of Samuel Smith & Sons Pty Ltd and a director of Ansell Limited, both organisations are suppliers to the entity. However, the total level of purchases from both companies is less than 1% of Metcash's annual purchases and is not considered material.

Aggregate Amounts Receivable at balance date from:

Ultimate controlling entity $NIL (2002: $67,617)

32. RELATED PARTY DISCLOSURES continued

Equity instruments of directors

Interests at balance date

Interests in the equity instruments of Metcash Trading Limited held by directors of the reporting entity and their director-related entities:

	Ordinary Shares Fully Paid		Options over Ordinary Shares	
	2003 Number	2002 Number	2003 Number	2002 Number
A E (Ted) Harris, AC	340,000	340,000	-	-
Andrew Reitzer	1,200,000	1,200,000	2,500,000	2,500,000
Michael R Jablonski	-	600,000	1,250,000	1,250,000
Edwin M Jankelowitz	320,000	520,000	1,250,000	1,250,000
Peter L Barnes	125,000	125,000	-	-
Richard A Longes	100,000	100,000	-	-
Joao Louis S Jardim (appointed 24 May 2002)	60,000	-	1,040,000	1,100,000
Michael Wesslink (appointed 24 May 2002)	5,000	-	1,100,000	1,100,000
	2,140,000	2,885,000	7,140,000	7,200,000

Ultimate parent

The ultimate controlling entity is Metro Cash and Carry Limited, a company incorporated in The Republic of South Africa. The immediate controlling entity is Soetensteeg 2-61 Exploitatiemaatschappij BV, a company incorporated in the Netherlands.

33. SEGMENT INFORMATION

Segment products and locations

The economic entity predominantly operates in the industries indicated. Food distribution activities comprise the distribution of grocery and tobacco supplies to retail outlets, convenience stores and hospitality outlets. Liquor distribution activities comprise the distribution of liquor products to retail outlets and hotels. Cash and Carry Distribution comprise the distribution of grocery and tobacco supplies via cash and carry warehouses. Geographically the group operates predominately in Australia. The New Zealand operation represents less than 10% of revenue, results, and assets of the consolidated entity.

Segment accounting policies

The selling price between segments is at normal selling price and is paid under similar terms and conditions as any other customers of the economic entity.

33. SEGMENT INFORMATION - PRIMARY SEGMENT continued

Business segments	Food Distribution		Cash & Carry Distribution		Liquor Distribution		Eliminations		Metcash Group	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Revenue										
Sales to customers outside the consolidated entity	3,732,033	3,938,901	947,081	963,586	2,016,405	1,829,552	-	-	6,695,519	5,768,453
Other revenues from customers outside the consolidated entity	-	-	-	-	-	-	-	-	-	-
Inter-segment sales	405,824	374,937	20	7	153,490	206,427	(559,334)	(581,364)	-	-
Unallocated Revenue	-	-	-	-	-	-	-	-	-	-
Total segment revenue	4,137,857	4,313,838	947,101	963,593	2,169,895	2,035,979	(559,334)	(581,364)	6,695,519	5,768,453
Unallocated revenue									435,466	409,276
Total consolidated revenue									7,130,985	6,177,729
Results										
Segment result	112,042	84,807	10,478	3,470	29,492	28,857	-	-	152,012	117,134
Unallocated expenses									(25,966)	(27,908)
Consolidated entity profit from ordinary activities before income tax expense									126,046	89,226
Income tax expense									(44,728)	(31,516)
Consolidated entity profit from ordinary activities after income tax expense									81,318	57,710
Extraordinary item									-	-
Net profit									81,318	57,710
Assets										
Segment assets	487,559	390,532	170,722	139,277	382,883	306,605	-	-	1,041,164	836,414
Unallocated assets									350,358	410,505
Total assets									1,391,522	1,246,919

33. SEGMENT INFORMATION - PRIMARY SEGMENT continued

Business segments	Food Distribution		Cash & Carry Distribution		Liquor Distribution		Eliminations		Metcash Group	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Liabilities										
Segment liabilities	427,211	307,528	70,412	42,674	379,736	234,559	-	-	877,359	584,761
Unallocated liabilities									87,061	318,524
Total liabilities									964,420	903,285
Other segment information:										
Equity accounted investments included in segment assets	645	882	-	-	-	-	-	-	645	882
Acquisition of property, plant and equipment and intangible assets	966	1,123	1,606	665	1,234	1,269	-	-	3,806	3,057
Depreciation & amortisation	5,156	4,596	4,350	4,123	1,268	1,269	-	-	10,774	9,988
	-	-	-	-	-	-	-	-	-	-
Non-cash expenses other than depreciation and amortisation	2,241	3,263	1,648	496	122	17	-	-	4,011	3,776

34. FINANCIAL INSTRUMENTS

34(a) Interest rate risk

The consolidated entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows:

Financial Instruments	Floating interest		Fixed interest rate maturing in: 1 year or less		Fixed interest rate maturing in: Over 1 to 5 years		Fixed interest rate maturing in: More than 5 years		Non-interest bearing		Total carrying amount as per the statement of financial position		Weighted average rate effective interest rate	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 %	2002 %
(i) Financial assets														
Cash	83,048	83,456	-	-	-	-	-	-	-	-	83,048	83,456	4.5	4.2
Trade and other receivables	6,455	8,092	1,055	1,176	62	113	-	-	565,049	500,145	572,621	509,526	5.8	5.8
Listed shares	-	-	-	-	-	-	-	-	20	18	20	18	-	-
Unlisted shares	-	-	-	-	-	-	-	-	163	163	163	163	-	-
Total financial assets	89,503	91,548	1,055	1,176	62	113	-	-	565,232	500,326	655,852	593,163		
(ii) Financial liabilities														
Bank overdraft	-	-	-	-	-	-	-	-	-	-	-	-	8.0	9.3
Trade creditors	-	-	-	-	-	-	-	-	763,481	608,813	763,481	608,813	-	-
Other creditors	-	-	-	-	-	-	-	-	23,557	73,740	23,560	73,740	-	-
Finance lease liability	-	-	6,469	4,314	14,596	10,289	1,891	-	-	-	22,956	14,603	8.0	8.2
Bills of exchange and promissory notes	100,000	160,000	-	-	-	-	-	-	-	-	100,000	160,000	4.9	5.1
Total financial liabilities	100,000	160,000	6,469	4,314	14,596	10,289	1,891	-	787,038	682,553	909,997	857,156		

34. FINANCIAL INSTRUMENTS continued

34(b) Net fair values

All financial assets and liabilities have been recognised at the balance date at their net fair values, except for the following:

	Total carrying amount as per the statement of financial position		Aggregate net fair value (i)	
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Financial assets				
Listed shares	20	18	-	-
Unlisted shares	163	163	-	-

(i) The following methods and assumptions are used to determine the net fair values of financial assets and liabilities

Recognised financial instruments

Cash, cash equivalents and short-term investments: The carrying amount approximates fair value because of their short-term to maturity.

Trade receivables, trade creditors and dividends receivable: The carrying amount approximates fair value.

Short-term borrowings: The carrying amount approximates fair value because of their short-term to maturity.

Long-term loans receivable: The fair values of long-term loans receivable are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of lending arrangements.

Long-term bank borrowings and debentures: The fair values of long-term borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of borrowing arrangements.

Non-current investments/securities: For financial instruments traded in organised financial markets, fair value is the current quoted market bid price for an asset or offer price for a liability, adjusted for transaction costs necessary to realise the asset or settle the liability. For investments where there is no quoted market price, a reasonable estimate of the fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows or the underlying net asset base of the investment/security. The net fair value of the unlisted options is determined to be the difference between the market price and the exercise price of the underlying shares.

Deferred cash settlement for subsidiary acquired: The carrying value of the deferred cash settlement for the subsidiary acquired approximates its fair value. The fair value is estimated using current commercial borrowing rates for similar types of borrowing arrangements.

Forward exchange contracts: The fair values of forward exchange contracts is determined as the recognised gain or loss at reporting date calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Unrecognised financial instruments

Interest rate swap agreements: The fair value of interest rate swap contracts is determined as the difference in present value of the future interest cash flows.

Options over ordinary shares: The fair value of options over ordinary shares is determined using the Black-Scholes option pricing model.

34. FINANCIAL INSTRUMENTS continued

34(c) Credit risk exposures

The company's maximum exposures to credit risk at report date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the statement of financial position.

Concentrations of credit risk

The company minimises concentrations of credit risk in relation to trade receivables by undertaking transactions with a large number of customers from across the range of business segments in which the group operates. Refer also to Note 33 - Segment Information.

The economic entity does not have any significant exposure to any individual customer or counterparty. Major concentrations of credit risk arising from the economic entity's trade receivables relate primarily to the retail grocery and liquor industries and are substantially based in Australia.

The maximum credit risk exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

Directors' Declaration

In accordance with a resolution of the directors of Metcash Trading Limited, I state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 April 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 12 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

On behalf of the Board



Andrew Reitzer
Director

Sydney, 22 July 2003

INDEPENDENT AUDIT REPORT

To the members of Metcash Trading Limited

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Metcash Trading Limited (the company) and the consolidated entity, for the year ended 30 April 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- tassessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our statutory audit work, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Metcash Trading Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of Metcash Trading Limited and the consolidated entity at 30 April 2003
and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

Gary G Daniels
Partner
Sydney

Date: 22 July 2003

Information relating to shareholders as at 11 July 2003.

Distribution of Shares

Size of Holding	Number of Shareholders
1 - 1,000	2,803
1,001 - 5,000	6,397
5,001 - 10,000	2,117
10,001 - 100,000	1,670
100,001 - over	103
	13,090
Number of holdings of less than a marketable parcel	160

Top Twenty Shareholders

Name	No. of shares	% of Issued Shares
1 Soetensteeg 2-61 Exploitatiemaatschappij B V	385,332,000	61.041
2 RBC Global Services Australia Nominees Pty Limited <PIIC A/C>	31,641,846	5.012
3 Westpac Custodian Nominees Limited	28,767,182	4.557
4 J P Morgan Nominees Australia Limited	25,389,213	4.022
5 National Nominees Limited	12,752,325	2.02
6 IOOF Investment Management Limited	7,010,426	1.111
7 Queensland Investment Corporation	5,152,176	0.816
8 NRMA Nominees Pty Limited	4,788,346	0.759
9 Commonwealth Custodial Services Limited	4,578,288	0.725
10 Cogent Nominees Pty Limited <Smp Accounts>	4,455,445	0.706
11 Citicorp Nominees Pty Limited	4,215,101	0.668
12 ANZ Nominees Limited	3,956,438	0.627
13 Permanent Trustee Australia Limited <Par0002 A/C>	3,377,597	0.535
14 Citicorp Nominees Pty Limited <Cfs Wsle 452 Aust Share A/C>	2,855,266	0.452
15 Berpaid Pty Ltd	2,024,874	0.321
16 CSS Board	1,509,177	0.239
17 PSSS Board	1,407,011	0.223
18 Tower Managed Funds Limited <Tower Pool Aus Shares A/C>	1,181,581	0.187
19 UBS Private Clients Australia Nominees Pty Ltd	1,080,445	0.171
20 Merrill Lynch (Australia) Nominees Pty Ltd	1,055,283	0.167
	532,530,020	84.359

Substantial Shareholders

The following is extracted from the Company's register of substantial shareholders:

	No. of shares
Soetensteeg 2-61 Exploitatiemaatschappij B V	385,332,000

Voting Rights of Ordinary Shares

The holders of ordinary shares in the Company are entitled at any General Meeting, either in person or by proxy, on a show of hands, to one vote, and one a poll to one vote for each fully paid share.

Corporate Directory

Directors
C.S. dos Santos - Non-Executive Chairman
A.E. Harris - Non-Executive Deputy Chairman
A. Reitzer - Chief Executive Officer
P.L. Barnes - Non-Executive
B.J. Hale - Chief Information Officer
M.R. Jablonski - Merchandise Director
L. Jardin - CEO, IGA Distribution
E.M. Jankelowitz - Finance Director
R.A. Longes - Non-Executive
V.D. Rubin - Non-Executive
M.J. Wesslink - CEO, Australian Liquor Marketers

Company Secretary
J.A. Randall

Registered Office
4 Newington Road
Silverwater NSW 2128
Telephone: 61 2 9741 3000
Facsimile: 61 2 9741 3300

Share Registry
Registries Ltd
PO Box R67
Royal Exchange
Sydney NSW 1223
Telephone: 61 2 9279 0677
Facsimile: 61 2 9279 0664

Stock Exchange Listing
Metcash Trading Limited shares are quoted on the Australian Stock Exchange.

Annual General Meeting
The tenth Annual General Meeting will be held at 2:30pm on Wednesday 3rd September 2003 at the Heritage Ballroom, Westin Hotel, No. 1 Martin Place, Sydney.

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